Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259069

Prospectus Supplement

(To Prospectus dated February 14, 2022)

QUALTEK SERVICES INC.

11,614,000 Shares

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 14, 2022 (the “Prospectus”), related to the resale from time to time of up to 11,614,000 shares of Class A common stock, $0.0001 par value, of QualTek Services Inc. (“Class A Common Stock”) including 6,937,500 shares of Class A Common Stock issuable upon the exchange of common units of QualTek HoldCo, LLC and shares of our Class B common stock underlying the Pre-PIPE Notes issued to certain accredited investors in the Pre-PIPE Investment and 4,676,500 shares of Class A Common Stock issued to certain accredited investors in the PIPE Investment upon the closing of the Business Combination (all undefined capitalized terms are as defined in the Prospectus), with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on The Nasdaq Capital Market under the symbols “QTEK” and “QTEKW,” respectively. On March 31, 2022, the closing price of our Class A Common Stock was $3.21 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A Common Stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Class A Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2022 (February 14, 2022)

QualTek Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40147	83-3584928
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Sentry Parkway E, Suite 200 Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

(484) 804-4585

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	QTEK	The Nasdaq Stock Market LLC
Warrants	QTEKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

On February 14, 2022, QualTek Services Inc., a Delaware corporation (formerly known as Roth CH Acquisition III Co. (“ROCR”)) (“QualTek” or the “Company”), consummated its previously announced acquisition of QualTek HoldCo, LLC (formerly known as BCP QualTek HoldCo, LLC), a Delaware limited liability company (“QualTek HoldCo”), pursuant to that certain business combination agreement, dated as of June 16, 2021 (the “Merger Agreement”), by and among (i) ROCR, (ii) Roth CH III Blocker Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of ROCR (“Blocker Merger Sub”), (iii) BCP QualTek Investors, LLC, a Delaware limited liability company (the “Blocker”), (iv) Roth CH III Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of ROCR (“Company Merger Sub”), (v) QualTek HoldCo and (vi) BCP QualTek, LLC, a Delaware limited liability company, solely in its capacity as representative of the Blocker’s equityholders and QualTek HoldCo’s equityholders. In connection with the consummation of the transactions contemplated by the Merger Agreement, (i) the Blocker Merger Sub was merged with and into the Blocker, with the Blocker as the surviving company (the “Blocker Merger”), (ii) immediately after the Blocker Merger, the Blocker was merged with and into ROCR, with ROCR as the surviving company (the “Buyer Merger”) and (iii) immediately after the Buyer Merger, the Company Merger Sub was merged with and into the Company, with the Company as the surviving company (the “Business Combination”). In connection with the consummation of the Business Combination, the Company changed its name from Roth CH Acquisition III Co. to QualTek Services Inc.

On February 16, 2022, QualTek filed a Current Report on Form 8-K under Items 1.01, 2.01, 2.03, 3.02, 3.03, 4.01, 5.01, 5.02, 5.03, 5.05, 5.06, 5.07, 7.01, 8.01 and 9.01 of the Current Report on Form 8-K to report the consummation of the Business Combination and related matters (together, the “Original Report”). This Current Report on Form 8-K/A is being filed to further amend the Original Report to provide (i) the audited consolidated balance sheets of QualTek HoldCo as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity (deficit) and consolidated statements of cash flows for the years ended December 31, 2021 and 2020, together with the accompanying notes thereto, (ii) the unaudited pro forma condensed combined financial information of QualTek HoldCo, giving effect to the transactions contemplated by the Merger Agreement, as of December 31, 2021 and for the year ended December 31, 2021 and (iii) management’s discussion and analysis of financial condition and results of operations of QualTek HoldCo as of and for the year ended December 31, 2021.

Item 9.01.	Financial Statement and Exhibits.

(a)	Financial statements of businesses acquired.

The audited consolidated balance sheets of QualTek HoldCo, LLC as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity (deficit) and consolidated statements of cash flows for the years ended December 31, 2021 and 2020, together with the accompanying notes thereto, are filed as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated herein by reference.

(b)	Pro forma financial information.

The unaudited pro forma condensed combined financial information of QualTek HoldCo, LLC, giving effect to the transactions contemplated by the Merger Agreement, as of December 31, 2021 and for the year ended December 31, 2021 is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

(d)	Exhibits.

Exhibit No.	Description
23.1	Consent of RSM US LLP.
99.1	Audited financial statements of QualTek HoldCo, LLC as of and for the years ended December 31, 2021 and 2020.
99.2	Unaudited pro forma condensed combined financial information of QualTek HoldCo, LLC as of and for the year ended December 31, 2021.
99.3	Management’s discussion and analysis of financial condition and results of operations of QualTek HoldCo, LLC as of and for the year ended December 31, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUALTEK SERVICES INC.

Date: April 1, 2022	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 (No. 333-259069), as amended, of QualTek Services Inc. of our report dated April 1, 2022, relating to the consolidated financial statements of BCP QualTek Holdco, LLC, appearing in this Form 8-K/A (Amendment No. 1) of QualTek Services Inc. for the year ended December 31, 2021.

/s/ RSM US LLP

Blue Bell, Pennsylvania

April 1, 2022

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Members and the Board of Directors

BCP QualTek HoldCo, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BCP QualTek Holdco, LLC and Subsidiary (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2012.

Blue Bell, Pennsylvania

April 1, 2022

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BCP QUALTEK HOLDCO, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit information)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$606	$76
Accounts receivable, net of allowance	201,845	174,797
Inventories, net	5,409	5,765
Prepaid expenses	12,140	3,459
Other current assets	2,021	1,592
Current assets of discontinued operations	4,502	6,534
Total current assets	226,523	192,223
Property and equipment, net	50,682	33,794
Intangible assets, net	364,174	345,816
Goodwill	28,723	58,522
Other long-term assets	1,657	1,241
Non-current assets of discontinued operations	-	9,272
Total assets	$671,759	$640,868
Liabilities and (Deficit) / Equity
Current liabilities:
Current portion of long-term debt and capital lease obligations	$127,375	$27,249
Current portion of contingent consideration	9,299	9,968
Accounts payable	60,726	55,749
Accrued expenses	52,986	65,172
Contract liabilities	14,773	14,945
Current liabilities of discontinued operations	2,048	3,365
Total current liabilities	267,207	176,448
Capital lease obligations, net of current portion	19,851	15,959
Long-term debt, net of current portion and deferred financing fees	418,813	397,464
Contingent consideration, net of current portion	21,457	8,161
Distributions payable	11,409	11,409
Non-current liabilities of discontinued operations	-	1,793
Total liabilities	738,737	611,234
Commitments and contingencies (Notes 8 and 12)
(Deficit) / Equity:
Preferred units, 25,000 units authorized, issued and outstanding as of December 31, 2020	-	25,000
Class A units, 2,258,909 and 2,005,824 units authorized, issued and outstanding as of December 31, 2021 and 2020, respectively	252,595	208,324
Members' deficit	(320,080)	(204,086)
Accumulated other comprehensive income	507	396
Total (deficit) / equity	(66,978)	29,634
Total liabilities and equity	$671,759	$640,868

See notes to the consolidated financial statements.

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BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per unit information)

	For the Years Ended December 31,
	2021	2020
Revenue	$612,241	$656,524
Costs and expenses:
Cost of revenues	502,688	597,583
General and administrative	50,994	47,049
Transaction expenses	3,826	988
Loss on legal settlement	2,600	-
Change in fair value of contingent consideration	(4,780)	(7,081)
Impairment of goodwill	52,487	28,802
Depreciation and amortization	53,675	46,475
Total costs and expenses	661,490	713,816
Loss from operations	(49,249)	(57,292)
Other income (expense):
Gain on sale/ disposal of property and equipment	587	729
Interest expense	(50,477)	(37,659)
Loss on extinguishment of convertible notes	(2,436)	-
Total other expense	(52,326)	(36,930)
Loss from continuing operations	(101,575)	(94,222)
Loss from discontinued operations	(8,851)	(3,865)
Net loss	(110,426)	(98,087)
Other comprehensive income (loss):
Foreign currency translation adjustments	111	239
Comprehensive loss	$(110,315)	$(97,848)
Earnings per unit:
Basic earnings per unit from continuing operations	$(47.24)	$(48.61)
Basic earnings per unit from discontinued operations	(4.05)	(1.93)
Basic earnings per unit from net loss	$(51.29)	$(50.54)
Basic weighted average common units outstanding	2,184,696	2,005,824

See notes to the consolidated financial statements.

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BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands, except unit information)

						Accumulated Other
	Preferred Units		Class A Units			Comprehensive
	Units	Amount	Units	Amount	Members' Deficit	Income	Total Equity (Deficit)
Balance, January 1, 2020	25,000	$25,000	2,005,824	$208,324	$(99,323)	$157	$134,158
Tax distributions	-	-	-	-	(6,676)	-	(6,676)
Other comprehensive loss	-	-	-	-	-	239	239
Net loss	-	-	-	-	(98,087)	-	(98,087)
Balance, December 31, 2020	25,000	$25,000	2,005,824	$208,324	$(204,086)	$396	$29,634

Issuance of class A units	-	-	150,000	15,000	-	-	15,000
Issuance of class A units - non-return	-	-	-	367	-	-	367
Beneficial conversion feature on convertible notes	-	-	-	16,904	-	-	16,904
Acquisitions (see Note 4)	-	-	103,085	12,000	-	-	12,000
Paid in kind preferred unit distribution	-	5,568	-	-	(5,568)	-	-
Preferred units exchanged for convertible notes	(25,000)	(30,568)	-	-	-	-	(30,568)
Other comprehensive income	-	-	-	-	-	111	111
Net loss	-	-	-	-	(110,426)	-	(110,426)
Balance, December 31, 2021	-	$-	2,258,909	$252,595	$(320,080)	$507	$(66,978)

See notes to the consolidated financial statements.

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BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(110,426)	$(98,087)
Loss from discontinued operations	8,851	3,865
Adjustments:
Depreciation, amortization and accretion of debt discount	64,734	46,474
Impairment of goodwill	52,487	28,802
Loss on extinguishment of convertible notes	2,436	-
Amortization of debt issuance costs	4,795	3,090
Change in fair value of contingent consideration	(4,780)	(7,081)
Provision for bad debt expense	1,867	3,619
Gain on disposal of property and equipment	(587)	(729)
Changes in assets and liabilities:
Accounts receivable	(11,638)	52,524
Inventories	514	2,111
Prepaid expenses and other assets	(8,627)	(262)
Accounts payable and accrued liabilities	(14,042)	(16,244)
Contract liabilities	(2,595)	(3,525)
Net cash (used in) provided by operating activities from continuing operations	(17,011)	14,557
Net cash used in operating activities from discontinued operations	(931)	(1,100)
Net cash (used in) provided by operating activities	(17,942)	13,457

Cash flows from investing activities:
Purchases of property and equipment	(3,014)	(4,808)
Proceeds from sale of property and equipment	833	881
Acquisition of businesses, net of cash acquired (see Note 4)	(45,849)	-
Net cash used in investing activities from continuing operations	(48,030)	(3,927)
Net cash provided by (used in) investing activities from discontinued operations	4,498	(36)
Net cash used in investing activities	(43,532)	(3,963)

Cash flows from financing activities:
Proceeds from line of credit, net of repayments	27,796	13,283
Proceeds from convertible notes - related party	5,000	-
Repayment of convertible notes - related party	(5,000)	-
Proceeds from convertible notes	44,400	-
Repayment of long-term debt	(9,564)	(9,564)
Payments for financing fees	(2,295)	(113)
Payments of acquisition related contingent consideration	-	(6,000)
Payments of capital leases	(9,585)	(5,160)
Proceeds from issuance of equity	15,367	-
Tax distributions to members	-	(1,197)
Net cash provided by (used in) financing activities from continuing operations	66,119	(8,751)
Net cash used in financing activities from discontinued operations	(2,746)	(961)
Net cash provided by (used in) financing activities	63,373	(9,712)
Effect of foreign currency exchange rate (translation) on cash	83	59
Net increase (decrease) in cash	1,982	(159)
Cash:
Beginning of year	169	328
End of year	$2,151	$169

Balances included in the consolidated balance sheets:
Cash	$606	$76
Cash included in current assets of discontinued operations	1,545	93
Cash at end of year	$2,151	$169

Supplemental disclosure of cash flow information:
Cash paid for:
Interest from continuing operations	$31,801	$34,908
Interest from discontinued operations	$195	$189
Non-cash investing and financing activities:
Assets acquired under capital leases from continuing operations	$9,804	$18,289

See notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.      Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of BCP QualTek Holdco, LLC (collectively with its subsidiaries, “QualTek”, “BCP QualTek”, the “Company”, “we”, “our”, or “us”) is presented to assist in understanding the Company’s consolidated financial statements (“financial statements”). The financial statements and notes are the responsibility of the Company’s management, who is responsible for their integrity and objectivity.

Nature of business: The Company is a leading provider of communication infrastructure services and renewable solutions and disaster recovery services, delivering a full suite of critical services to major telecommunications and utility customers throughout North America.

We operate in two reportable segments, which reflects the way performance is assessed and resources are allocated by our Chief Executive Officer, who is our chief operating decision maker. Our Telecom segment provides engineering, construction, installation, network design, project management, site acquisition and maintenance services to major telecommunication, utility, and cable carriers in various locations in the United States. Our Renewables and Recovery Logistics segment provides businesses with continuity and disaster recovery operations as well as new fiber optic construction services and maintenance and repair services for renewable energy, commercial and utilities customers across the United States.

On February 14, 2022, BCP QualTek Holdco, LLC and Roth CH Acquisition III Co. (“ROCR”) consummated the business combination, pursuant to the terms of the Business Combination Agreement dated June 16, 2021 resulting in the Company becoming a publicly listed company. The combined company changed its name from Roth CH Acquisition III Co. to QualTek Services Inc. and BCP QualTek Holdco, LLC changed its name to QualTek Holdco, LLC See Note 15 for additional information.

Principles of presentation: The accompanying financial statements, including the accounts of QualTek and its wholly owned subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Discontinued operations: The Company presents discontinued operations when there is a disposal of a component group or a group of components that in our judgment represents a strategic shift that will have a major effect on our operations and financial results. We aggregate the results of operations for discontinued operations into a single line item in the consolidated statements of operations and comprehensive loss for all periods presented. Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2021 and 2020. Throughout these financial statements, unless otherwise indicated, amounts and activity are presented on a continuing operations basis. See Note 3 for additional information.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to the recognition of contract revenues under the cost-to-cost method of progress, fair value estimates, the allowance for doubtful accounts, long-lived assets and intangible assets, asset impairment (including goodwill and other long-lived assets), valuation of assets acquired and liabilities assumed in business combinations, and acquisition-related contingent consideration. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the current facts and circumstances. Actual results could differ from those estimates.

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Accounts receivable: The Company’s accounts receivable are due primarily from major telecommunication and utility companies operating within the United States and are carried at original contract amount less an estimate for uncollectible amounts based on historical experience. Management determines the allowance for doubtful receivables by regularly evaluating individual customer receivables and considering a customer’s financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company generally does not require collateral. Accounts receivable are considered past due if any portion of the receivables balance is outstanding for more than one day beyond the contractual due date. The Company does not charge interest on past due accounts.

The Company is party to non-recourse financing arrangements in the ordinary course of business, under which certain receivables are settled with the customer’s bank in return for a nominal fee. Discount charges related to these arrangements, which are included within interest expense, totaled $1,003 thousand and $1,713 thousand for the years ended December 31, 2021 and 2020, respectively.

Contract assets: Contract assets include unbilled amounts typically resulting from arrangements whereby complete satisfaction of a performance obligation and the right to payment are conditioned on completing additional tasks or services under the terms of the contract.

Contract liabilities: Contract liabilities consist of amounts invoiced to customers in excess of revenue recognized. The Company’s contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period. As of December 31, 2021 and 2020, the contract liabilities balance is classified as a current liability as uncompleted contracts are typically resolved within one year and not considered significant financing components.

Cash: Cash includes cash on hand and deposits with banks.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and accounts receivable.

The Company maintains certain cash balances with U.S. and Canadian financial institutions and, from time to time, the Company may have balances in excess of the federally insured deposit limit.

Inventories: Inventories are valued at the lower of cost or net realizable value. The cost of inventory is maintained using the weighted average-cost method. Consideration is given to excess, obsolescence and other factors in determining estimated net realizable value.

Property and equipment: Property and equipment acquired through business combinations are stated at the estimated fair value at the date of acquisition. Purchases are recorded at cost. Maintenance and repairs are expensed as incurred. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the remaining lease term.

Goodwill and intangible assets: Goodwill is assessed annually for impairment as of the first day of the fourth fiscal quarter of each year, or more frequently if events occur that would indicate a potential reduction in the fair value of a reporting unit below its carrying value. The Company performs an annual impairment review of goodwill at the reporting unit level, which is one level below the operating segment. The Company determines the fair value of the reporting units using a weighting of fair values derived in equal proportions from the income approach and market approach valuation methodologies. The income approach uses the discounted cash flow method and the market approach uses the guideline public company method. If the Company determines the fair value of the reporting unit’s goodwill is less than its carrying value, an impairment loss is recognized and reflected in the operating income or loss in the consolidated statements of operations and comprehensive loss.

7

Intangible assets consist of customer relationships, trademarks and trade names. Intangible assets that have finite useful lives are amortized on a straight-line basis over their estimated useful lives ranging from 1 year to 15 years.

Impairment of long-lived and intangible assets: The Company reviews its long-lived assets, including property and equipment, and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company measures recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets or the asset group are expected to generate. If the carrying value of the assets or asset group are not recoverable, the impairment recognized is measured as the amount by which the carrying value exceeds its fair value.

Business combinations: The Company accounts for business combinations under the acquisition method of accounting. The purchase price of each business acquired is allocated to the tangible and intangible assets acquired and the liabilities assumed based on information regarding their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and the liabilities assumed is allocated to goodwill. Management determines the fair values used in purchase price allocations for intangible assets based on historical data, estimated discounted future cash flows, expected royalty rates for trademarks and trade names, as well as certain other information. The valuation of assets acquired, and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. Additional information, which existed as of the acquisition date but unknown to us at that time, may become known during the remainder of the measurement period. This measurement period may not exceed 12 months from the acquisition date. The Company recognizes any adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustments are determined. Additionally, in the same period in which adjustments are recognized, the Company records the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of any change to the provisional amounts, calculated as if the accounting adjustment had been completed at the acquisition date. Acquisition costs are expensed as incurred. The results of operations of businesses acquired are included in the consolidated statements of operations and comprehensive loss from their dates of acquisition.

Deferred financing costs: Deferred financing costs are presented in the consolidated balance sheets as a direct reduction from the carrying amount of long-term debt and are amortized over the term of the related debt. For the years ended December 31, 2021 and 2020, the Company amortized $4,795 thousand and $3,090 thousand, respectively, which is included in interest expense on the accompanying consolidated statements of operations and comprehensive loss.

Foreign currency: The discontinued operations of the Company's foreign subsidiary is translated from the local (functional) currency into U.S. dollars using period-end rates of exchange for assets and liabilities and average monthly rates of exchange for revenues and expenses. Translation gains and losses resulting from these translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income.

Income taxes: No provision for income taxes has been made in the accompanying financial statements since all items of income and loss are allocated to the members for inclusion in their respective tax returns. Accounting Standards Codification (ASC) Topic 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or benefit and liability in the current year. Based on the Company’s assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months. The Company is not subject to income tax examinations by the U.S. federal, state, or local tax authorities prior to 2018.

8

Revenue recognition: Revenue is recognized when, or as, control of promised goods and services is transferred to customers, and the amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the goods and services transferred. A contractual agreement exists when each party involved approves and commits to, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. The Company’s services are performed for the sole benefit of its customers, whereby the assets being created or maintained are controlled by the customer and the services the Company performs do not have alternative benefits for the Company.

The Company acquires revenue primarily from construction related projects under certain master service and other service agreements contracts. Portions of the contracts include one or multiple performance obligations, which is a contractual promise to deliver a distinct good or transfer of a specific service to a customer. We use different methods of revenue recognition for different types of contracts.

For the Company’s projects recognized under the input method, the Company typically identifies two promised goods and services in the contract: (a) delivery of materials, which is recognized as point in time revenue, and (b) installation and construction services, which are recognized over time as related costs are incurred. The Company determined that the materials and the construction services are both considered distinct performance obligations. The Company’s customers are able to benefit from the materials and construction services both on their own and in connection with readily available resources, indicating that both promises are capable of being distinct. The Company further determined that its promises to transfer the materials and to provide the construction services are each separately identifiable from the other promises in the contract. Further, these promises do not represent inputs to a combined output which may represent a single performance obligation as no significant integration services are provided, there is not a high degree of customization, and the promises are not highly interrelated. As a result, the Company concludes that its input method contracts typically include two performance obligations: the sale of materials and construction services.

Revenue for engineering, construction, project management and site acquisition services are primarily recognized by the Company over time utilizing the cost-to-cost measure of progress, which is an input method, on contracts for specific projects, and for certain master service and other service agreements.

The majority of our performance obligations are completed within one year. The cost-to-cost measure of progress best depicts the continuous transfer of control of goods or services to the customer, and correspondingly, when performance obligations are satisfied, for these contracts.

Revenue for engineering, aerial and underground construction for projects with customer-specified service requirements are primarily performed under master service agreements and other contracts that contain customer-specified service requirements. These agreements include pricing for individual tasks, including, for example, the placement of underground or aerial fiber, directional boring, and fiber splicing, each based on a specific unit of measure. Revenue is recognized over time as services are performed and customers simultaneously receive and consume the benefits provided by the Company. Output measures such as units delivered are utilized to assess progress against specific contractual performance obligations.

The Company allocates total contract consideration to each performance obligation using the expected cost plus a margin approach to estimate the standalone selling price of each performance obligation. The Company’s customers simultaneously receive and consume the benefit provided by the Company, and revenue is recognized over time as services are performed for all performance obligations identified in the contract. Output measures such as units delivered are utilized to assess progress against specific contractual performance obligations.

Revenue from fulfillment, maintenance, compliance, and recovery services provided to the telecommunication, cable and utility industries is recognized as the services are rendered. These services are generally performed under master or other service agreements and billed on a contractually agreed price per unit on a work order basis. Each service is a separate performance obligation that is recognized upon completion at a point in time as the service is delivered.

Transaction prices for the Company’s contracts may include variable consideration such as contracted materials. Management estimates variable consideration for a performance obligation utilizing estimation methods that it believes best predict the amount of consideration to which the Company will be entitled. Variable consideration is included in the estimated transaction price if it is probable that when the uncertainty associated with the variable consideration is resolved, there will not be a significant reversal of the cumulative amount of revenue that has been recognized.

9

Management’s estimates of variable consideration and the determination of whether to include estimated amounts in the transaction price are based largely on engineering studies, past practices with the customer, specific discussions, correspondence or preliminary negotiations with the customer and all other relevant information that is reasonably available at the time of the estimate. The effect of variable consideration on the transaction price of a performance obligation is typically recognized as an adjustment to revenue on a cumulative catch-up basis, as such variable consideration is generally for services encompassed under the existing contract.

To the extent variable consideration reflected in transaction prices are not resolved in accordance with management’s estimates, there could be reductions in, or reversals of, previously recognized revenue. Sales, use and other taxes collected concurrent with revenue-producing activities are excluded from revenue. Most of the Company’s contracts include assurance warranties which do not include any additional distinct services other than the assurance that the services and materials comply with agreed-upon specifications. Therefore, there is not a separate performance obligation for these warranties.

For contracts containing more than one performance obligation, the Company allocates the transaction price on a relative standalone selling price (“SSP”) basis. The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information, such as market conditions and internally approved pricing guidelines related to the performance obligation.

Revenue generated from fulfillment, maintenance, compliance and recovery services as well as certain performance obligations related to material sales is recognized at a point in time. Point in time revenue accounted for approximately 37% and 35% of consolidated revenue for the years ended December 31, 2021 and 2020, respectively. Substantially all the Company’s other revenue is recognized over time. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided.

Equity award compensation: The Company recognizes all equity award compensation to employees, including grants of employee awards to be recognized in the consolidated statements of operations and comprehensive loss, based on their fair values over their vesting period.

Recent accounting pronouncements: In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), requiring an entity to recognize assets and liabilities arising from operating leases with terms longer than 12 months. The updated standard will replace most existing lease recognition guidance in GAAP when it becomes effective. The updated standard will be effective for annual reporting periods beginning after December 15, 2021. We have adopted this standard effective January 1, 2022, for non-interim periods, with the impact resulting in the Company recognizing right-of-use assets and operating lease liabilities on our balance sheets upon adoption, which increases our total assets and liabilities.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”), which requires the measurement and recognition of expected credit losses for certain financial assets, including trade accounts receivable. ASU No. 2016-13 replaces the existing incurred loss impairment model with an expected loss model that requires the use of relevant information, including an entity’s historical experience, current conditions and other reasonable and supportable forecasts that affect collectability over the life of a financial asset. The amendments in ASU No. 2016-13 are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the impact that the adoption of this new standard will have on its financial statements.

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In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. This amendment is effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the effect that the updated standard will have on our financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in business combination by addressing diversity in practice and inconsistency related to (i) the recognition of an acquired contract liability and (ii) payment terms and their effect on subsequent revenue recognized by the acquirer. This amendment requires that, at acquisition date, an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) as if it had originated the contracts, while also taking into account how the acquiree applied Topic 606. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our financial statements.

Risks and uncertainties: On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

Note 2.	Earnings Per Unit

Basic net loss per unit is calculated by dividing net loss attributable to Class A members by the weighted average units outstanding during the period, without consideration for Class A equivalents. Diluted net loss per unit is calculated by adjusting weighted average units outstanding for the dilutive effect of common unit equivalents outstanding for the period, determined using the treasury-stock method. If the Company reports a loss, rather than income, the computation of diluted loss per unit excludes the effect of dilutive common unit equivalents, as their effect would be anti-dilutive. For the year ended December 31, 2021, we excluded shares that would be issuable assuming conversion of all the Convertible Notes (See Note 8) as their effect would be anti-dilutive under the if-converted method. For the year ended December 31, 2021, there were no existing equity units considered to be Class A equivalents and therefore, basic and diluted net loss per unit were the same for all periods presented.

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The performance-based Class P units (See Note 10) are omitted from the calculation of diluted Earnings Per Unit until it is determined that the performance criteria have been met at the end of the reporting period.

The basic and diluted earnings per unit calculations for the years presented are as follows (in thousands, except share and per unit amounts):

	December 31,
	2021	2020
Numerator:
Loss from continuing operations	$(101,575)	$(94,222)
Loss from discontinued operations	(8,851)	(3,865)
Net loss	(110,426)	(98,087)
Less: accrued preferred return	(1,638)	(3,287)
Net loss attributable to Class A Units (basic)	$(112,064)	$(101,374)
Denominator:
Weighted-average number of units outstanding, basic and diluted
Class A - basic and diluted	2,184,696	2,005,824
EPU:
Continuing operations - Class A - basic and diluted	$(47.24)	$(48.61)
Discontinued operations - Class A - basic and diluted	$(4.05)	$(1.93)
Net loss - Class A - basic and diluted	$(51.29)	$(50.54)

Note 3.      Discontinued Operations

At the end of the third quarter of 2021, we suspended all operations associated with our Canadian subsidiary within the Telecom segment and disposed/abandoned the subsidiary, which ceased our foreign operations. The disposition of the Canadian subsidiary was considered a strategic shift that had a major effect on our operations and financial results. As a result of the suspension of operations, any new business with customers was terminated and remaining orders were canceled/settled. The intangible assets were fully re-measured for their useful lives, and an accelerated amortization charge of $5,239 thousand was recognized in the year ended December 31, 2021.

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations in the consolidated balance sheets (in thousands):

	December 31,
	2021	2020
Carrying amounts of assets included as part of discontinued operations:
Cash	$1,545	$93
Accounts receivable, net of allowance	1,292	5,743
Inventories, net	-	28
Prepaid expenses	-	71
Other current assets	1,665	599
Total current assets of discontinued operations	$4,502	$6,534
Property and equipment, net	-	3,280
Intangible assets, net	-	5,712
Other long-term assets	-	280
Total non-current assets of discontinued operations	$-	$9,272

Carrying amounts of liabilities included as part of discontinued operations:
Current portion of long-term debt and capital lease obligations	$14	$920
Accounts payable	559	809
Accrued expenses	1,475	1,636
Total current liabilities of discontinued operations	$2,048	$3,365
Capital lease obligations, net of current portion	-	1,793
Total non-current liabilities of discontinued operations	$-	$1,793

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The financial results are presented as a loss from discontinued operations on our consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2020. The following table presents the financial results (in thousands):

	For the Years Ended December 31,
	2021	2020
Revenue	$5,850	$17,481
Costs and expenses:
Cost of revenues	9,562	18,331
General and administrative	381	804
Depreciation and amortization	6,798	2,022
Total costs and expenses	16,741	21,157
Loss from operations of discontinued operations	(10,891)	(3,676)
Other income (expense):
Gain on sale/ disposal of property and equipment	2,235	-
Interest expense	(195)	(189)
Loss from discontinued operations	$(8,851)	$(3,865)

Note 4.      Acquisitions

On January 26, 2021, the Company purchased 100% of the membership interests of Fiber Network Solutions, LLC (“FNS”), a Texas based company that provides new fiber optic construction services, as well as maintenance and repair services to renewable energy, commercial, and utility clientele in the United States. The overall consideration transferred was $20,059 thousand of cash and rollover equity valued at $2,000 thousand. The purchase price is subject to adjustment based upon FNS exceeding pre-determined EBITDA thresholds for the years ending 2021, 2022, 2023, and 2024, as defined in the agreement, subject to a maximum additional payment of $20.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $8,200 thousand. The cash consideration was funded by the issuance of equity, as well as, the issuance of convertible notes with the majority member.

On August 6, 2021, the Company acquired certain assets and liabilities from Broken Arrow Communications, Inc. (“Broken Arrow”), a New Mexico based company that provides a wide variety of services for the installation, construction, and maintenance of wireless communication facilities. The consideration transferred was $5,000 thousand of cash. The purchase price is subject to adjustment based upon Broken Arrow exceeding pre-determined crew count and EBITDA thresholds for certain markets for the 5-month period of August 2021 through December 2021 and for the year ending December 31, 2022, as defined in the agreement, subject to a maximum additional payment of $10.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $7,552 thousand. The cash consideration was funded by the issuance of convertible notes in June 2021.

On August 30, 2021, the Company purchased 100% of the membership interests of Concurrent Group LLC (“Concurrent”), a Florida based company that provides construction, maintenance, and restoration services for utilities, electric membership co-ops, and municipally owned power providers. The overall consideration transferred was $13,828 thousand of cash, rollover equity valued at $6,000 thousand, and acquisition debt of $14,143 thousand. The purchase price is subject to adjustment based upon Concurrent exceeding pre-determined EBITDA thresholds for LTM periods ending in the third quarter of 2022, 2023 and 2024, as defined in the agreement, subject to a maximum additional payment of $30.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $7,000 thousand. The cash consideration was funded by the issuance of convertible notes in June 2021.

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On October 15, 2021, the Company purchased 100% of the membership interests of Urban Cable Technology, LLC (“Urban Cable”), a Pennsylvania based company that provides a range of services, including aerial and underground construction, engineering, multiple dwelling units wiring and rewiring, and fiber placement to broadband and telecom cable operators. The overall consideration transferred was $8,436 thousand of cash and rollover equity valued at $4,000 thousand. The purchase price is subject to adjustment based upon Urban Cable exceeding pre-determined EBITDA for the years ending 2021, 2022, 2023, and 2024, as defined in the agreement. As of the acquisition date, the fair value of the contingent consideration was determined to be $3,450 thousand. The cash consideration was funded by line of credit.

The acquisitions were recognized as business combinations with FNS reporting within our Renewables and Recovery Logistics Segment and Broken Arrow, Concurrent, and Urban Cable reporting within our Telecom Segment. The identifiable assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition dates. Goodwill resulted from expected synergies and revenue growth from combining operations with the Company.

The working capital amounts for Concurrent and Urban are considered provisional and are subject to adjustment as the Company obtains additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

The following table summarizes the fair value of the assets and liabilities acquired at the date of the acquisitions (in thousands):

	FNS	Broken Arrow	Concurrent	Urban Cable
Purchase consideration:
Cash paid	$20,059	$5,000	$13,828	$8,436
Rollover equity	2,000	-	6,000	4,000
Contingent consideration	8,200	7,552	7,000	3,450
Acquisition debt	-	-	14,143	-
Due from seller	-	-	(510)	(151)
	$30,259	$12,552	$40,461	$15,735
Purchase price allocations:
Cash	$-	$-	$1,289	$185
Accounts receivable	-	5,126	8,458	3,695
Inventories	-	133	25	-
Prepaid expenses	-	94	-	14
Other current assets	-	-	10	28
Property and equipment	9,978	219	5,263	1,361
Other long-term assets	-	32	60	-
Customer relationships	17,370	5,750	22,330	10,910
Trademarks and trade names	270	80	760	340
Goodwill	8,082	5,319	8,552	735
	35,700	16,753	46,747	17,268
Accounts payable	-	(1,987)	(1,938)	(1,120)
Accrued expenses	-	(156)	(799)	(323)
Contract liabilities	-	(2,058)	(367)	-
Capital lease obligations	(5,441)	-	(3,182)	(90)
	$30,259	$12,552	$40,461	$15,735

During Q4 2021, the Company adjusted the provisional amounts within purchase price allocation for Broken Arrow and Concurrent, which resulted in an increase in goodwill of $886 thousand for Broken Arrow and a decrease of $2,186 in goodwill for Concurrent. The Company made this measurement period adjustment to reflect facts and circumstances that related to accounts receivable, customer relationships, accounts payable, and contingent consideration for Broken Arrow and cash, accounts receivable, property and equipment, customer relationships, trademarks and trade names, accounts payable, and contingent consideration for Concurrent. The changes existed at the acquisition date and did not result from intervening events subsequent to such date.

Costs incurred to affect the acquisitions, including the ROCR business combination, as well as, costs associated with failed transactions, are recognized separately rather than included in the cost allocated to the assets acquired and liabilities assumed. Total transaction related costs of $3,826 thousand and $988 thousand were reflected in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2021 and 2020, respectively.

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Note 5.      Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2021	2020
Office furniture	$1,382	$1,249
Computers	1,856	1,217
Machinery, equipment and vehicles	17,331	10,275
Land	140	-
Building	340	-
Leasehold improvements	4,552	3,354
Software	2,320	2,199
Assets under capital lease	50,941	32,153
Construction in process	1,335	605
	80,197	51,052
Less: accumulated depreciation	(29,515)	(17,258)
Property and equipment, net	$50,682	$33,794

Property and equipment include assets acquired under capital leases of $50,941 thousand and $32,153 thousand and accumulated depreciation of $14,899 thousand and $8,062 thousand as of December 31, 2021 and December 31, 2020, respectively. Depreciation expense was $13,017 thousand and $8,997 thousand for the years ended December 31, 2021 and 2020, respectively.

Note 6.      Accounts Receivable, Net of Allowance, Contract Assets and Liabilities, and Customer Credit Concentration

The following provides further details on the consolidated balance sheet accounts of accounts receivable, net and contract liabilities. See Note 1 for further information on our policies related to these consolidated balance sheet accounts, as well as, our revenue recognition policies.

Accounts Receivable, Net of Allowance

Accounts receivable, net classified as current, consisted of the following (in thousands):

	December 31,
	2021	2020
Trade accounts receivable	$74,601	$44,419
Contract assets	132,858	134,311
	207,459	178,730
Less: allowance for doubtful accounts	(5,614)	(3,933)
Accounts receivable, net	$201,845	$174,797

Contract Assets and Liabilities

Net contract assets consisted of the following (in thousands):

	December 31,
	2021	2020
Contract assets	$132,858	$134,311
Contract liabilities	(14,773)	(14,945)
Contract assets, net	$118,085	$119,366

15

The amount of revenue recognized in the years ended December 31, 2021 and 2020 that was previously included in contact liabilities at the beginning of the period was $13,747 thousand and $17,434 thousand, respectively.

Customer Credit Concentration

Customers whose combined amounts of accounts receivable and contract assets exceeded 10% of total combined accounts receivable and contract assets were as follows (in thousands):

	December 31,
	2021		2020
	Amounts	% of Total	Amounts	% of Total
AT&T	$56,280	27.1%	$81,796	45.8%
T-Mobile	35,756	17.2%	*	*
Verizon	50,218	24.2%	65,346	36.6%
Total	$142,254	68.5%	$147,142	82.4%

* Accounts receivable and contract assets from T-Mobile did not exceed 10% of total combined accounts receivable and contract assets for the year ended December 31, 2020.

Note 7.      Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment is as follows (in thousands):

	Renewables and Recovery Logistics	Telecom	Total
Goodwill as of January 1, 2020	$13,598	$72,905	$86,503
Measurement period adjustments, net	-	821	821
Impairment loss	-	(28,802)	(28,802)
Goodwill as of December 31, 2020 (a)	$13,598	$44,924	$58,522
Additions from acquisitions (Note 4)	8,082	14,606	22,688
Impairment loss	-	(52,487)	(52,487)
Goodwill as of December 31, 2021 (a)	$21,680	$7,043	$28,723

(a)	Goodwill is net of accumulated impairment charges of $89,421 thousand and $36,934 thousand for the years ended December 31, 2021 and 2020, respectively in the Telecom segment. There have been no impairment charges within the Renewables and Recovery Logistics segment.

For the years ended December 31, 2021 and 2020, the Company recognized goodwill impairment within the Telecom segment of $52,487 thousand and $28,802 thousand, respectively. Impairment resulted from a change in projected future discounted cash flows of the reporting units within the segment which resulted in an carrying value in excess of the estimated fair value.

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Intangible Assets

Intangible assets consisted of the following (in thousands):

	December 31, 2021
	Weighted Average Remaining Useful Life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	9.5	$424,560	$(98,307)	$326,253
Trademarks and trade names	9.5	59,969	(22,048)	37,921
		$484,529	$(120,355)	$364,174

	December 31, 2020
	Weighted Average Remaining Useful Life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	10.8	$368,200	$(65,868)	$302,332
Trademarks and trade names	9.9	58,519	(15,035)	43,484
		$426,719	$(80,903)	$345,816

Amortization expense of intangible assets was $39,453 thousand and $35,812 thousand for the years ended December 31, 2021 and 2020, respectively.

The following table provides estimated future amortization expense related to the intangible assets (in thousands):

Years ending December 31:
2022	$42,916
2023	41,539
2024	39,520
2025	38,685
2026	37,885
Thereafter	163,629
$364,174

Note 8. Debt and Capital Lease Obligations

Convertible notes – related party: On January 20, 2021, the Company issued convertible promissory notes (the “Convertible Notes – Related Party”) with its majority member with an aggregate principal amount of $5,000 thousand. There was a beneficial conversion feature of $4,946 thousand related to the Convertible Notes – Related Party that was amortized over the life of the note, using the effective interest method. On June 24, 2021, the Convertible Notes – Related Party was repaid in full and treated as an extinguishment, which resulted in a loss on extinguishment of $2,436 thousand for the year ended December 31, 2021. The accretion of the discount up to the extinguishment date was $2,198 thousand for the year ended December 31, 2021. The Company recorded interest expense of $70 thousand for the year ended December 31, 2021.

17

On June 16, 2021, the Company issued a convertible note “Convertible Note – Related Party – June 2021”) in the aggregate principal amount of $30,568 thousand to BCP QualTek II LLC, an affiliate of its majority member, in exchange for the 25,000 outstanding Preferred Class B Units (Preferred Units) and the associated accumulated preferred return (see Note 10). The Convertible Note – Related Party – June 2021 bears interest at an annual rate of 12.00%, which accrues and is payable together with the principal balance. The Company recorded interest expense of $2,055 thousand for the year ended December 31, 2021. There was no fixed maturity date, however, cash payments were required equal to tax distributions, which the note holder would be entitled if the Convertible Note – Related Party – June 2021 were a Preferred Unit. The Convertible Note – Related Party - June 2021 converted under its mandatory conversion provision, as defined in the agreement, upon the consummation of the business combination on February 14, 2022, as noted in Note 15.

Convertible notes – June 2021: On June 16, 2021, the Company issued convertible promissory notes (the “Convertible Notes – June 2021”) with an aggregate principal amount of $44,400 thousand. The Convertible Notes – June 2021 did not require interest to be accrued or payable and did not have a fixed maturity date. The Convertible Notes – June 2021 converted under its mandatory conversion provision, as defined in the agreement, upon the consummation of the business combination on February 14, 2022, as noted in Note 15. There was a beneficial conversion feature of $12,269 thousand related to the Convertible Notes – June 2021 that was amortized over the life of the notes, using the effective interest method. The notes are presented net of a discount of $3,408 thousand as of December 31, 2021 on the consolidated balance sheet with accretion of $8,861 thousand for the year ended December 31, 2021.

Line of credit: The Company has an Asset Based Lending Credit Agreement (“Credit Agreement”) with PNC Bank, N.A. (“PNC”). Under the Credit Agreement, the Company has available a revolving credit facility in the amount of $103.5 million, for working capital needs and general corporate purposes. The amount the Company may borrow is limited to the lesser of the maximum available amount and the borrowing base. The borrowing base is calculated primarily as a percentage of the Company’s eligible accounts receivable, unbilled revenue and eligible inventory, as defined in the Credit Agreement. Interest on the outstanding principal amount, payable in arrears monthly, is based on either an elected Base Rate plus an applicable margin (4.75% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable margin (ranging from 2.60% to 2.63% at December 31, 2021), as defined in the agreement. There was $6,691 thousand available under this facility as of December 31, 2021. The entire unpaid principal amount of the line of credit together with accrued and unpaid interest thereon, is due on July 18, 2023. Standby letters of credit of $3,977 thousand and $801 thousand, issued for our insurance carriers and in support of performance under certain contracts, were outstanding under the Credit Agreement as of December 31, 2021 and December 31, 2020, respectively.

Term loan: The Company has a Senior Secured Term Credit and Guaranty Agreement (“Term Loan”) with Citi Bank for $380.0 million. The Term Loan interest is payable either monthly or quarterly, in arrears, based on the Company’s interest election. The Company may elect either a Base Rate plus an applicable rate (8.50% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable rate (7.25% at December 31, 2021), as defined in the agreement. On a quarterly basis, the Company is required to make principal payments of $2.4 million with all unpaid principal and interest due at maturity on July 17, 2025. The Term Loan agreement requires an excess cash calculation, as defined in the agreement, which could result in additional required principal payments on the loan. There were no excess cash principal payments due December 31, 2021.

The obligations of QualTek under the PNC Credit Agreement are secured (a) on a first priority basis, by liens on the ABL Priority Collateral as defined in the ABL Intercreditor Agreement (“Intercreditor Agreement”), dated as of July 18, 2018 of QualTek including accounts receivable and inventory and (b) on a second priority basis, by liens on the Term Priority Collateral, as defined in the Intercreditor Agreement.

The obligations of QualTek under the Term Loan are secured (a) on a first priority basis, by liens on the Term Priority Collateral of QualTek and (b) on a second priority basis, by liens on the ABL Priority Collateral. Generally, Term Priority Collateral includes all assets, other than the ABL Priority Collateral, and equity interests of QualTek.

Acquisition debt: Acquisition debt consists of deferred purchase price due to sellers from the RLI, Vertical Limit, Vinculums, and Concurrent acquisitions. The interest rates range between .18% and 3.25%. The Company recorded $791 thousand of interest expense for year ended December 31, 2021. The acquisition debt was paid in full with proceeds from the ROCR business combination on February 14, 2022 (see Note 15).

18

Debt outstanding, whose carrying value approximates fair market value due to variable interest rates based on current rates available to the Company for similar instruments, was as follows (in thousands):

	December 31,
	2021	2020
Line of credit	$87,633	$59,837
Term loan	351,481	361,045
Acquisition debt	34,718	10,575
Convertible notes - related party	30,568	-
Convertible notes - June 2021	44,400	-
Capital lease obligations	35,162	25,751
Less: amounts representing interest	(3,161)	(2,682)
Less: unamortized financing fees	(11,354)	(13,854)
Less: convertible debt discount	(3,408)	-
	566,039	440,672
Less: current maturities of long-term debt	(115,224)	(20,139)
Less: current portion of capital lease obligations, net of capital lease interest	(12,151)	(7,110)
	$438,664	$413,423

The minimum payments of the Company’s long-term debt and capital lease obligations are as follows (in thousands):

					Capital
	Line of	Term	Convertible	Acquisition	lease
	credit	loan	notes	debt	obligations	Total
2022	$-	$9,564	$74,968	$34,718	$13,760	$133,010
2023	87,633	9,564	-	-	10,874	108,071
2024	-	9,564	-	-	6,621	16,185
2025	-	322,789	-	-	2,785	325,574
2026	-	-	-	-	1,052	1,052
Thereafter	-	-	-	-	70	70
Total	$87,633	$351,481	$74,968	$34,718	$35,162	$583,962

Note 9.     Fair Value Measurements

The Company measures and reports certain financial and non-financial assets and liabilities on a fair value basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e. observable inputs) and the lowest priority to data lacking transparency (i.e. unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant inputs to its valuation. The following is a description of the three hierarchy levels.

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Active markets are considered to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

19

Level 2	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 3	Unobservable inputs are not corroborated by market data. This category is comprised of financial and non-financial assets and liabilities whose fair value is estimated based on internally developed models or methodologies using significant inputs that are generally less readily observable from objective sources.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels during the year ended December 31, 2021.

The information following is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying financial statements and the related market or fair value. The disclosures include financial instruments.

Acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs such as projections of financial results and cash flows for the acquired businesses and a discount factor based on the weighted average cost of capital which fall within Level 3 of the fair value hierarchy.

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial liabilities that are required to be measured at fair value on a recurring basis at December 31, 2021 and December 31, 2020 and the related activity for the year ended December 31, 2021 and December 31, 2020.

	Fair Value at December 31, 2021
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Contingent consideration	$30,756	$-	$-	$30,756
	$30,756	$-	$-	$30,756

	Fair Value at December 31, 2020
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Contingent consideration	$18,129	$-	$-	$18,129
	$18,129	$-	$-	$18,129

The following table sets forth a summary of the changes in fair value of the Company’s Level 3 financial liabilities:

January 1, 2020	$40,119
Payment of contingent consideration	(6,000)
Accretion	1,666
Reclassification to acquistion debt	(10,575)
Change in fair value	(7,081)
December 31, 2020	18,129
Acquisitions (see Note 4)	26,202
Accretion	1,205
Change in fair value	(4,780)
Reclassification to acquisition debt	(10,000)
December 31, 2021	$30,756

20

Note 10.     Equity

Profits and losses of the Company are allocated to the Members in accordance with the BCP QualTek Holdco, LLC Agreement (“HoldCo LLC Agreement”), as amended and restated on October 4, 2019. Distributions made by the Company are based on the HoldCo LLC agreement.

Preferred equity: On October 4, 2019, an affiliate of the Company's majority member, BCP QualTek II LLC, contributed $25,000 thousand in exchange for 25,000 Preferred Units, as defined in the Holdco LLC Agreement. The Preferred Units had a liquidation preference equal to the initial price per unit of $1,000 plus a preferred return accrued through the date of liquidation of 12.00% per annum, compounding quarterly, as defined in the Holdco LLC Agreement. The Preferred Units had a perpetual term, with no fixed maturity date and no voting rights. The Company had the right to redeem any or all of the Preferred Units, including the accrued return, at any time. The Preferred Units were not convertible or exchangeable with any of the equity interest of the Company.

On June 16, 2021, the 25,000 Preferred Units and accumulated preferred return, which totaled $5,568 thousand was exchanged for the Convertible Note – Related Party – June 2021 (see Note 8).

Profits interests: The Company has granted certain Class P Units, as defined in the Holdco LLC Agreement, to certain employees and executives of the Company. The Class P Units vest over five years, subject to certain criteria. All Class P Units vest immediately upon a sale of the Company, as defined in the Holdco LLC Agreement. Each Class P Unit entitles a participant to a residual profits interest payable after certain thresholds are met. Such profits would be considered compensation expense for the Company. From the grant dates through December 31, 2021, the Company determined that the thresholds described previously were not probable and therefore, the Company has not assigned any value to such Class P Units and no related expense were incurred during the years ended December 31, 2021 and 2020.

Distributions: The Company recorded tax distributions of $6,676 thousand on behalf of its members for the year ended December 31, 2020. There were no tax distributions for the year ended December 31, 2021. Tax distributions to the majority members of $11,409 thousand were unpaid and are recorded as distributions payable on the consolidated balance sheets as of December 31, 2021 and 2020, respectively.

Note 11. Segments and Related Information

The Company manages its operation under two operating segments, which represent its two reportable segments: (1) Telecom and (2) Renewables and Recovery Logistics.

The Telecom segment performs site acquisition, engineering, project management, installation, testing, last mile installation, and maintenance solutions of communication infrastructure for telecommunication and utility providers, businesses, public venues, government facilities, and residential subscribers. The Renewables and Recovery Logistics segment derives its revenue from providing new fiber optic construction services, maintenance and repair services as well as businesses with continuity and disaster relief services to renewable energy, commercial, telecommunication and utility companies. The segment also provides business-as- usual services such as generator storage and repair and services.

The accounting policies of the reportable segments are the same as those described in Note 1. All intercompany transactions and balances are eliminated in consolidation. Intercompany revenue and costs between entities within a reportable segment are eliminated to arrive at segment totals. Corporate results include amounts related to corporate functions such as administrative costs, professional fees, acquisition-related transaction costs and other discrete items.

We present adjusted EBITDA as the key metric used by our management to assess the operating and financial performance of our operations in order to make decisions on allocation of resources. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

21

Summarized financial information for the Company’s reportable segments is presented and reconciled to the Company’s consolidated financial information in the following tables, all of which are presented in thousands.

	For the Years Ended December 31,
Revenue:	2021	2020
Telecom	$498,221	$587,614
Renewables and Recovery Logistics	114,020	68,910
Total consolidated revenue	$612,241	$656,524

	December 31,
Total Assets:	2021	2020
Telecom	$570,750	$579,147
Renewables and Recovery Logistics	90,638	55,370
Corporate	10,371	6,351
Total consolidated assets	$671,759	$640,868

	For the Years Ended December 31,
Capital Expenditures:	2021	2020
Telecom	$11,109	$8,831
Renewables and Recovery Logistics	330	12,251
Corporate	1,379	2,015
Total consolidated capital expenditures	$12,818	$23,097

	For the Years Ended December 31,
Amortization and Depreciation:	2021	2020
Amortization and depreciation
Telecom	$41,105	$40,588
Renewables and Recovery Logistics	11,588	5,259
Corporate	982	628
Total consolidated amortization and depreciation	$53,675	$46,475

22

	For the Years Ended December 31,
Adjusted EBITDA Reconciliation:	2021	2020
Telecom adjusted EBITDA	$32,542	$2,409
Renewables and Recovery Logistics adjusted EBITDA	44,869	28,943
Corporate adjusted EBITDA	(17,376)	(18,213)
Total adjusted EBITDA	$60,035	$13,139
Less:
Management fees	(889)	(518)
Transaction expenses	(3,826)	(988)
Loss on legal settlement	(2,600)	-
Change in fair value of contingent consideration	4,780	7,081
Impairment of goodwill	(52,487)	(28,802)
Depreciation and amortization	(53,675)	(46,475)
Interest expense	(50,477)	(37,659)
Loss on extinguishment of convertible notes	(2,436)	-
Loss from continuing operations	$(101,575)	$(94,222)

Revenue by Service Offerings

Revenue for each of the Company’s end-market services offerings is presented below:

	For the Years Ended December 31,
	2021	2020
Telecom Wireless	$382,743	$458,155
Telecom Wireline	102,194	129,459
Telecom Power	13,284	-
Renewables	29,216	-
Recovery Logistics	84,804	68,910
Total	$612,241	$656,524

Significant Customers

Revenue concentration information for significant customers as a percentage of total consolidated revenue was as follows (in thousands):

	For the Year Ended December 31,
	2021		2020
Customers:	Amount	% of Total	Amount	% of Total
AT&T	$249,389	41%	$356,026	54%
Entergy	69,268	11%	*	*
T-Mobile	78,442	13%	*	*
Verizon	72,584	12%	116,444	18%
Total	$469,683	77%	$472,470	72%

* Revenue from Entergy and T-Mobile did not exceed 10% of total consolidated revenue for the year ended December 31, 2020.

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Note 12.      Commitments and Contingencies

Litigation: During the fourth quarter of 2021, we recognized a $2,600 thousand expense for a legal settlement with a customer in our Renewables and Recovery Logistics segment to settle a dispute regarding the progress of work on a specific project and to release the Company for any future liability regarding the project. The settlement is reflected as loss on legal settlement within the accompanying consolidated statements of operations and comprehensive loss.

From time to time, we are subject to certain legal proceedings and claims arising in the ordinary course of business. These matters are subject to many uncertainties, and it is possible that some of these matters ultimately could be decided, resolved or settled in a manner that could have an adverse effect on us. Although the resolution and amount of liability cannot be predicted with certainty, it is the opinion of management, based on information available at this time, that such legal proceedings and claims are not expected to have a material effect on the Company’s financial position, results of operations, and cash flows.

Operating leases: The Company has entered into non-cancellable operating leases for various vehicles, equipment, office and warehouse facilities, which contain provisions for future rent increases or rent-free periods. The total amount of rental payments due over the leases terms is charged to rent expense on the straight-line method over the respective term of the lease. The leases expire at various dates through the year 2031. In addition, the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs). Rent expense totaled $10,502 thousand and $12,407 thousand for the years ended December 31, 2021 and 2020, respectively. The Company leases six of its locations from lessors, who are partially owned by members of the Company. The rent expense related to these leases totaled $889 thousand and $681 thousand for the years ended December 31, 2021 and 2020.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements (in thousands):

Years ending December 31:
2022	$9,699
2023	7,124
2024	5,089
2025	3,013
2026	2,017
Thereafter	5,124
$32,066

Note 13.     Related Party Transactions

On July 18, 2018, the Company entered into an Advisory Services Agreement with its majority member. The agreement requires quarterly advisory fees of $125 thousand paid at the beginning of each quarter. The Company incurred $889 thousand and $518 thousand in advisory fees for the years ended December 31, 2021 and 2020, respectively.

Note 14.     Retirement Plan

On April 1, 2016, the Company adopted a defined contribution 401(K) plan, which covers all eligible employees. Contributions by the Company are discretionary. The Company made no contributions to the plan for the years ended December 31, 2021 and 2020.

Note 15.     Subsequent Events

The Company has evaluated events occurring after December 31, 2021 through March 31, 2022, which represents the date the financial statements were issued.

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On January 28, 2022, the Company executed an amendment to the Credit Agreement to temporarily increase the maximum availability of the revolving credit facility to the amount of $115,000 thousand until February 15, 2022. On February 14, 2022, the maximum availability was automatically reduced to the amount of $103,500 thousand.

As described in Note 1, QualTek Holdco, LLC completed the business combination with the ROCR on February 14, 2022. In connection with the consummation of the business combination, the combined company changed its name from Roth CH Acquisition III Co. to QualTek Services Inc.

Pursuant to the Business Combination Agreement, Blocker Merger Sub merged with and into the Blocker (the “Blocker Merger”), resulting in the equity interests of the Blocker being converted into the right to receive 11,923,940 shares of Class A Common Stock under the Business Combination Agreement, and the owners of such equity interests in the Blocker (the “Blocker Owners”) being entitled to such shares of Class A Common Stock at the Closing, and thereafter, the surviving blocker merged with and into ROCR, with ROCR as the surviving company (the “Buyer Merger”), resulting in the cancellation of the equity interests of the surviving blocker and ROCR directly owning all of the units of QualTek (the “QualTek Units”) previously held by the Blocker in QualTek.

Immediately following the Buyer Merger, Company Merger Sub merged with and into QualTek, with QualTek as the surviving company (the “QualTek Merger”), resulting in (i) QualTek becoming a subsidiary of ROCR, (ii) the QualTek Units (excluding those held by the Blocker and ROCR) being converted into the right to receive 18,764,898 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), under the Business Combination Agreement and the holders of QualTek Units being entitled to such shares of Class B Common Stock at the Closing, (iii) the QualTek Units held by ROCR being converted into the right to receive a number of common units of BCP QualTek (the “Common Units”) equal to the number of shares of Class A Common Stock issued and outstanding (i.e., 21,571,283 QualTek Units), less the number of Common Units received in connection with the contribution described immediately below (i.e., 16,160,418 QualTek Units).

With respect to the portion of merger consideration under the Business Combination Agreement at the Closing to which the Blocker Owners and holders of QualTek Units were entitled as described above, the cumulative value of merger consideration to which they are together entitled equals the Equity Value. The “Equity Value” is the sum of (i) $294,318,544, plus (ii) the value of any Equity Interests of the Company issued as consideration for any acquisitions by the Company prior to the Closing (i.e., $10,000,000), plus (iii) the amount of interest accrued on that certain convertible promissory note in an aggregate principal amount of $30,557,501 issued by the Company to BCP QualTek II in exchange for all of BCP QualTek II’s Class B Units. The exact amount was allocated between the Blocker Owners and holders of QualTek Units as follows (i) 3,642,750 shares of Class A Common Stock to BCP AIV Investor Holdings-3, L.P., (ii) 4,184,290 shares of Class A Common Stock to BCP Strategic AIV Investor Holdings-2, L.P., (iii) 4,096,901 shares of Class A Common Stock to BCP QualTek Investor Holdings, L.P., (iv) 11,780,782 shares of Class B Common Stock and 11,780,782 Common Units to BCP QualTek, LLC, (v) 2,158,223 shares of Class B Common Stock and 2,158,223 Common Units to BCP QualTek II, LLC, and (vi) 4,825,893 shares of Class B Common Stock and 4,825,893 Common Units to QualTek Management HoldCo, LLC (f/k/a BCP QualTek Management, LLC) (“QualTek Management”). No portion of the merger consideration was paid in cash. The foregoing represents the total consideration to be paid to the Blocker Owners and holders of QualTek Units in connection with the Business Combination.

ROCR contributed, as a capital contribution in exchange for a portion of the QualTek Units it acquired in the QualTek Merger (i.e., 16,160,418 QualTek Units), $161,604,181 representing the amount of cash available after payment of the merger consideration under the Business Combination Agreement, which will be used by QualTek or its Subsidiaries to pay the transaction expenses under the Business Combination Agreement.

In conjunction with the completed business combination, the Company repaid the acquisition debt, as noted in Note 8, plus accrued interest with the proceeds from the transaction.

On February 14, 2022, in connection with the Closing, QualTek Services Inc. entered into an indenture (the “Indenture”) with Wilmington Trust, National Association, as trustee, and certain guarantors party thereto, including, among others, certain subsidiaries of the Company, in respect of $124,685 thousand in aggregate principal amount of senior unsecured convertible notes due 2027 (“February 2022 - Convertible Notes”) that were issued to certain investors (collectively, the “February 2022 Convertible Note Investors”). The February 2022 - Convertible Notes were purchased by the Convertible Note Investors pursuant to certain convertible note subscription agreements, dated as of February 14, 2022, between the Company and each of the Convertible Note Investors (collectively, the “Convertible Note Subscription Agreements”).

25

Pursuant to the Convertible Note Subscription Agreements, the Convertible Note Investors, upon the terms and subject to the conditions set forth in the respective Convertible Note Subscription Agreements, purchased from QualTek Services Inc., and QualTek Services Inc. issued to the Convertible Note Investors, subject to the terms and conditions of the Indenture, $124,685 thousand in aggregate principal amount of Convertible Notes at a purchase price of 98.00% of the principal amount. The Convertible Notes are guaranteed by QualTek Services Inc.’s subsidiaries that guarantee its credit facilities. The Convertible Notes are convertible into shares of QualTek Services Inc.’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at an initial conversion price of $10.00 (subject to adjustment) in accordance with the terms thereof, and shall mature on February 15, 2027. The Convertible Note Investors may convert their Convertible Notes into shares of Class A Common Stock at any time, subject to the terms of the Indenture. Certain offering-related expenses were payable by QualTek Services Inc., including customary fees payable to the placement agents, Roth and Craig-Hallum, aggregating $5,000 thousand. The Convertible Notes are not redeemable by QualTek Services Inc.

26

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless otherwise indicated, defined terms included below shall have the same meaning as terms defined and included elsewhere on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022, as amended on April 1, 2022 in the Current Report (the “Form 8-K/A”). Any references to the Proxy Statement included below refers to the proxy statement on file with the SEC dated January 24, 2022 and incorporated herein by reference.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of QualTek and ROCR adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786; Amendments to Financial Disclosures about Acquired and Disposed Businesses.

Introduction

ROCR is a special purpose acquisition company whose purpose is to acquire, through a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. ROCR was incorporated in Delaware on February 13, 2019, as ROTH CH Acquisition III Co.

On March 5, 2021, ROCR consummated its IPO of 11,500,000 of Units, each consisting of one share of Common Stock and one-quarter of one redeemable Warrant, at a price of $10.00 per Unit, generating gross proceeds of $115.0 million, including the exercise of the underwriters’ over-allotment option. Simultaneously with the closing of the IPO, ROCR completed the private sale of an aggregate of 408,000 Private Units to its Initial Stockholders at a purchase price of $10.00 per unit, generating gross proceeds of approximately $4.1 million. Each Private Unit consists of one share of Common Stock and one-quarter of one redeemable Warrant, with each whole Warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share. Following the closing of the IPO, approximately $115.0 million from the net proceeds of the sale of the Units in the IPO and the sale of the Private Units was placed in a Trust Account invested only in U.S. government treasury bills, notes and bonds with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and which invest solely in U.S. Treasuries. Except for all interest income that may be released to us to pay our tax obligations, none of the funds held in the Trust Account will be released from the Trust Account until the earlier of: (i) the consummation of our initial business combination within 24 months from the closing of the IPO and (ii) a redemption to public stockholders prior to any voluntary winding-up in the event we do not consummate our initial business combination within the applicable period.

QualTek, through its subsidiaries, is a leading provider of communication infrastructure services including engineering, installation, fulfillment and program management, renewable energy solutions, and business continuity and disaster recovery support, delivering a full suite of critical services to the North American telecommunications and power sectors.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the audited consolidated balance sheet of ROCR as of December 31, 2021 and the audited consolidated balance sheet of QualTek as of December 31, 2021 on a pro forma basis as if the Business Combination and the related transactions contemplated by the Business Combination Agreement, summarized below, had been consummated on December 31, 2021. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2021 combines the audited consolidated statement of operations of ROCR for the year ended December 31, 2021 with the audited consolidated statement of operations and comprehensive loss of QualTek for the year ended December 31, 2021. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2021 gives effect as if the Business Combination and the transactions contemplated by the Business Combination Agreement, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented. The transactions contemplated by the Business Combination Agreement that are given pro forma effect include:

•	the reverse recapitalization between the Merger Subs and QualTek;
•	the actual redemption of Common Stock held by ROCR’s public stockholders;
•	the net proceeds from the issuance of ROCR Common Stock in the PIPE investment;
•	the conversion of the Pre-PIPE Notes into Class B Common Stock; and
•	the issuance of the Exchangeable Notes by ROCR.

The pro forma condensed combined financial information may not be useful in predicting the future financial conditions and results of operations of the Combined Company. The actual financial position and results of operation may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of QualTek was derived from the audited consolidated financial statements as of and for the year ended December 31, 2021 included in this Amendment No. 1 to the Current Report on Form 8-K/A filed with the SEC on April 1, 2022 and incorporated by reference herein. This information should be read together with QualTek’s audited financial statements and related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QualTek” included in this Amendment No. 1 to the Current Report on Form 8-K/A filed with the SEC on April 1, 2022 and incorporated by reference herein.

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, ROCR will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of QualTek issuing stock for the net assets of ROCR, accompanied by a recapitalization. The net assets of ROCR will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of QualTek.

QualTek’s and ROCR’s management have made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

QualTek has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	QualTek will have the largest single voting interest block in the Combined Company;
•	QualTek will hold executive management roles for the Combined Company and be responsible for the day-to-day operations;
•	QualTek will have the ability to nominate all but two members of the Board following the Closing;
•	The Combined Company will assume QualTek’s name; and
•	The intended strategy of the Combined Company will continue QualTek’s current strategy of being a leader in communication infrastructure and renewable solutions.

The following summarize the pro forma Common Stock outstanding, which excludes the Private Warrants and the Public Warrants:

	Shares	%
Existing QualTek equityholders	30,688,837	60%
ROCR Public Shares	100,409	0%
Founder and Private Shares	3,283,000	6%
Pre-PIPE Shares	6,937,500	14%
PIPE Shares(1)	3,989,000	8%
Earnout Shares	6,111,111	12%
Total Common Stock	51,109,857

(1)            BCP entities will hold 750,000 of the total 3,989,000 PIPE Shares.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the related transactions occurred on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information is based on information and assumptions which are described in the accompanying notes.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 and the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2021 are based on the historical financial statements of ROCR and QualTek. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanied unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet As of December 31, 2021

(In thousands)

	As of December 31, 2021				As of December 31, 2021			As of December 31, 2021
	QualTek Historical	QualTek Adjustments		QualTek As Adjusted	ROCR Historical	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash	$606	$-		$606	$107	$115,010	B	$40,101
						35,915	C
						(500)	E
						(25,355)	F
						115,957	N
						(87,633)	O
						(114,006)	G
Accounts receivable, net of allowance	201,845	-		201,845	-	-		201,845
Inventories, net	5,409	-		5,409	-	-		5,409
Prepaid expenses	12,140	-		12,140	145	(5,916)	F	6,369
Other current assets	2,021	-		2,021	-	-		2,021
Current assets of discontinued operations	4,502	-		4,502	-	-		4,502
Total current assets	226,523	-		226,523	252	33,472		260,247
Property and equipment, net	50,682	-		50,682	-	-		50,682
Intangible assets, net	364,174	-		364,174	-	-		364,174
Goodwill	28,723	-		28,723	-	-		28,723
Other long-term assets	1,657	-		1,657	-	-		1,657
Prepaid insurance	-	-		-	24	-		24
Marketable securities held in Trust Account	-	-		-	115,010	(115,010)	B	-
Deferred tax asset	-	-		-	-	-	J	-
Total assets	$671,759	$-		$671,759	$115,286	$(81,538)		$705,507
Liabilities and Equity (Deficit)
Current liabilities:
Current portion of long-term debt and capital lease obligations	$127,375	$(30,568)	A	$55,815	$-	$-		$55,815
		(40,992)	D
Current portion of contingent consideration	9,299	-		9,299	-	-		9,299
Accounts payable	60,726	-		60,726	-	-		60,726
Accrued expenses	52,986	-		52,986	-	-		52,986
Accounts payable and accrued expenses	-	-		-	3,256	-		3,256
Promissory note – related party	-	-		-	500	(500)	E	-
Contract liabilities	14,773	-		14,773	-	-		14,773
Current liabilities of discontinued operations	2,048			2,048	-	-		2,048
Total current liabilities	267,207	(71,560)		195,647	3,756	(500)		198,903
Capital lease obligations, net of current portion	19,851	-		19,851	-	-		19,851
Long-term debt, net of current portion and deferred financing fees	418,813	-		418,813		115,957	N	447,137
						(87,633)	O
Contingent consideration, net of current portion	21,457	-		21,457		-		21,457
Distributions payable	11,409	-		11,409	-	-		11,409
Warrant liability	-	-		-	206	-		206
Payable to related parties pursuant to tax receivable agreement	-	-		-	-	35,384	K	35,384
Total liabilities	738,737	(71,560)		667,177	3,962	63,208		734,347
Commitments
Temporary Equity:
Common stock subject to possible redemption	-	-		-	115,000	(115,000)	G	-
Equity:
Class A units	252,595	30,568	A	283,163	-	(283,163)	H	-
Accumulated other comprehensive income	507	-		507	-	-		507
Class A Common stock	-			-	-	-	C	1
						-	G
						1	H
						-	M
Class B Common Stock	-	1	D	1	-	2	H	3
						-	M
Additional paid-in-capital	-	40,991	D	40,991	1,201	35,915	C	346,084
						(24,233)	F
						994	G
						283,160	H
						(4,877)	I
						-	J
						52,099	M
						(3,782)	L
						(35,384)	K
Accumulated deficit	(320,080)			(320,080)	(4,877)	(7,038)	F	(379,217)
						4,877	I
						(52,099)	M
Non-controlling interest	-	-		-	-	3,782	L	3,782
Total equity (deficit)	(66,978)	71,560		4,582	111,324	(144,746)		(28,840)
Total liabilities and equity (deficit)	$671,759	$-		$671,759	$115,286	$(81,538)		$705,507

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss For the Year Ended December 31, 2021

(In thousands, except per share data)

	For the Year Ended December 31, 2021				For the Year Ended December 31, 2021			For the Year Ended December 31, 2021
	QualTek Historical	QualTek Adjustments		QualTek As Adjusted	ROCR Historical	Transaction Accounting adjustments		Pro Forma Combined
Revenue	$612,241	$-		$612,241	$-	$-		$612,241
Costs and expenses:
Cost of revenues	502,688	-		502,688	-	-		502,688
General and administrative	50,994	-		50,994	4,771	-		55,765
Transaction expenses	3,826	-		3,826	-	5,435	BB	9,261
Loss on legal settlement	2,600	-		2,600	-	-		2,600
Change in fair value of contingent consideration	(4,780)	-		(4,780)	-	-		(4,780)
Impairment of goodwill	52,487	-		52,487	-	-		52,487
Depreciation and amortization	53,675	-		53,675	-	-		53,675
Total costs and expenses	661,490	-		661,490	4,771	5,435		671,696
Income from operations	(49,249)	-		(49,249)	(4,771)	(5,435)		(59,455)
Other income (expense):
Gain on sale/disposal of property and equipment	587	-		587	-	-		587
Interest expense	(50,477)	12,520	AA	(37,957)	-	(16,396)	HH	(51,701)
						2,652	II
Loss on extinguishment of debt	(2,436)	-		(2,436)	-	-		(2,436)
Change in fair value of warrants		-			(114)	-		(114)
Interest earned on marketable securities held in Trust Account	-	-		-	10	(10)	CC	-
Total other income (expense)	(52,326)	12,520		(39,806)	(104)	(13,754)		(53,664)
Income tax benefit	-	-		-	-	1,754	DD	1,754
Loss from continuing operations	(101,575)	12,520		(89,055)	(4,875)	(17,435)		(111,365)
Loss from discontinued operations	(8,851)	-		(8,851)	-	-		(8,851)
Net loss	(110,426)	12,520		(97,906)	(4,875)	(17,435)		(120,216)
Other comprehensive income:
Foreign currency translation adjustment	111	-		111	-	-		111
Comprehensive loss	$(110,315)	$12,520		$(97,795)	$(4,875)	$(17,435)		$(120,105)
Net loss attributable to noncontrolling interest						(65,376)	FF	(65,376)
Net loss attributable to controlling interest								(54,729)
Loss per share:
Basic and diluted net loss per unit from continuing operations	$(47.24)
Basic and diluted net loss per unit from discontinued operations	$(4.05)
Basic and diluted net loss per unit	$(51.29)
Basic and diluted weighted average common units outstanding	2,184,696
Basic and diluted net loss per share, redeemable common stock					$(0.39)
Basic and diluted weighted average shares outstanding, redeemable common stock					9,483,562
Basic and diluted net loss per share, non-redeemable common stock					$(0.39)
Basic and diluted weighted average shares outstanding, non-redeemable common stock					3,145,707
Basic and diluted net loss per share from continuing operations								$(2.54)
Basic and diluted weighted average common shares outstanding								19,296,348

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ROCR will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of QualTek issuing stock for the net assets of ROCR, accompanied by a recapitalization. The net assets of ROCR will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of QualTek.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes that the Business Combination occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2021 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2021. The period is presented on the basis of QualTek as the accounting acquirer.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•	The historical audited consolidated financial statements of QualTek as of and for the year ended December 31, 2021 included in this Amendment No. 1 to the Current Report on Form 8-K/A filed with the SEC on April 1, 2022 and incorporated by reference herein.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of the Form 8-K/A. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of ROCR and QualTek.

2.	Accounting Policies

Upon consummation of the Business Combination, the Combined Company will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786; Amendments to Financial Disclosures about Acquired and Disposed Businesses Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). QualTek has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. In addition, we will present adjustments to QualTek’s historical financial statements (“QualTek Adjustments”), which represent transactions that have occurred in anticipation of the Business Combination that are required to be presented to illustrate the effects of the Business Combination on a pro forma basis.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2021.

Adjustment to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

(A)            Represents the conversion of the Convertible Notes - Related Party — June 2021 upon the consummation of the Business Combination into Class A Units of the Company at a price of $83.23 per unit.

(B)            Reflects the reclassification of $115.0 million of marketable securities held in the Trust Account at the balance sheet date that becomes available to fund the Business Combination.

(C)            Represents the net proceeds from the private placement of 4.0 million shares of common stock for total proceeds of $35.9 million pursuant to the PIPE Investment to Class A Common Stock. Further, $24.7 million of the initial $60.6 million PIPE Investment will be funded through the Exchangeable Note Investment as part of adjustment (N).

(D)            Represents the conversion of the Pre-PIPE convertible notes at $6.40 per share to Class B Common Stock in an aggregate principal amount of $44.4 million, which is recorded net of debt discount of $3.4 million.

(E)            Reflects the repayment of $0.5 million of ROCR’s promissory notes at the close of the Business Combination.

(F)            Represents estimated transaction costs incurred by ROCR and QualTek of approximately $31.3 million inclusive of legal, advisory, printing, and accounting fees. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $25.4 million and a reduction of prepaid expenses of $5.9 million. Equity issuance costs of $24.2 million are offset to additional paid-in capital and the remaining balance is expensed through accumulated deficit. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2021.

(G)            Reflects the actual redemption of 11.4 million ROCR Public Shares at a redemption price of $10.0 per share for aggregate redemption payments of $114.0 million prior to the consummation of the Business Combination, and the reclassification of ROCR Public Shares not redeemed to Class A Common Stock and additional paid-in capital in permanent equity using par value of $0.0001 per share.

(H)            Represents recapitalization of QualTek’s Units and the issuance of approximately 11.9 million shares of Class A Common Stock and approximately 18.8 million shares of Class B Common Stock to the historical QualTek and Blocker equity holders as consideration for the reverse recapitalization.

(I)            Reflects the reclassification of ROCR’s historical accumulated deficit.

(J)            Represents adjustments to reflect applicable deferred income taxes of $26.0 million offset by a valuation allowance of $26.0 million. The deferred taxes are primarily related to the difference between the financial statement carrying amount and the tax basis in the QualTek partnership interest but also includes tax attributes (e.g., net operating losses) inherited from the Blocker. The basis difference primarily results from the Business Combination where ROCR will record a carryover tax basis in the QualTek partnership interests. The adjustment related to the deferred tax asset was calculated assuming: (1) the GAAP balance sheet as of December 31, 2021 adjusted for the pro forma entries described herein, (2) estimated tax basis as of December 31, 2021 adjusted for the pro forma entries described herein, and (3) a constant federal income tax rate of 21.0% and a blended state tax rate of 5.3% (net of federal tax benefit). Based on the weight of all positive and negative evidence, it was determined that the deferred tax asset is not more-likely-than-not to be realized. As such, a full valuation allowance was recorded.

(K)            Upon the Closing, ROCR will be a party to a tax receivable agreement (“TRA”). Under the terms of that agreement, ROCR generally will be required to pay to the TRA Holders 85% of the applicable cash tax savings, if any, in U.S. federal, state and local tax that ROCR realizes or is deemed to realize in certain circumstances as a result of (i) existing tax basis in certain assets of QualTek and certain of its direct or indirect Subsidiaries allocable to ROCR as a result of the acquisition of Common Units by ROCR at the Closing of the Business Acquisition, (ii) tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement, and (iii) certain tax attributes of the Blocker, which holds Common Units that are acquired directly or indirectly by ROCR pursuant to the Reorganization Transaction. ROCR generally will retain the benefit of the remaining 15% of the applicable tax savings.

Upon the completion of the Business Combination, the Blocker TRA Holder will have exchanged their QualTek Common Units, which would create an obligation under the TRA. The $35.4 million adjustment related to the TRA assumes: (1) no cash paid to the TRA Parties in connection with the Business Combination, (2) a price per share of Company Class A Common stock equal $8, (3) a constant federal U.S. income tax rate of 5.30% and an assumed weighted-average state and local income tax rate of 21.00% (net of federal tax benefit), (4) no material changes in tax law, (5) the ability to utilize some, but not all, of the tax attributes based on current alternative anticipated tax forecasts, and (6) future payments under the TRA. If there was sufficient income to utilize all tax attributes, the adjustment related to the TRA would be $45.62 million.

The amount of expected future payments under the TRA is dependent upon a number of factors, including the Company’s cash tax savings, the enacted tax rate in the years in which it utilizes tax attributes subject to the TRA, and current tax forecasts. These estimated rates and forecasts are subject to change based on actual results and realizations, which could have a material impact on the liability to be paid. If the Company exercises its right to terminate the TRA or in the case of a change in control of the Company or a material breach of the Company’s obligations under the TRA all obligations under the TRA will be accelerated and the Company will be required to make a payment to the TRA Parties. Such payment would be in an amount equal to the present value of future payments under the TRA, as determined based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the tax deductions and other tax attributes subject to the TRA.

Due to the uncertainty as to the amount and timing of future exchanges of QualTek Common Units by the TRA Holders and as to the price of Class A Common Stock at the time of any such exchanges, the unaudited pro forma condensed combined financial information does not assume that any existing equityholder of QualTek has exchanged Common Units that would create an obligation to the Purchase TRA Holders or Exchange TRA Holders (both as defined in the TRA) under the TRA. Future exchanges will result in incremental tax attributes and potential cash tax savings for ROCR. Depending on ROCR’s assessment on realizability of such tax attributes, the arising TRA liability will be recorded at the exchange date.

(L)            Represents the allocation of net assets to the non-controlling interests, which are primarily due to the retained interests of the BCP and certain members of QualTek management in QualTek. Non-controlling interest was calculated using the post-acquisition number of Class B shares retained by QualTek owners as a percentage of total common shares multiplied by total adjusted equity. Total equity was adjusted to remove the value of any adjustments that solely impact the equity of ROCR and are not related to the equity in the QualTek partnership.

	As of December 31, 2021
(in thousands except share and per share data)	Pro Forma Combined	Adjustment Tickmark
Total deficit	$(28,840)
Adjustments to equity excluded from the calculation of noncontrolling interest
Payable to related parties pursuant to tax receivable agreement	35,384	(K)
Adjusted total equity	$6,544
Retained interest of QualTek equityholders	58%
Noncontrolling interest	$3,782

(M)            Represents the issuance of the Earnout Shares consisting of 2.3 million shares of Class A Common Stock (Blocker Owner Earnout Shares) and 3.8 million shares of Class B Common Stock (Earnout Voting Shares). The existing shareholders of the Blocker and QualTek will each receive their proportionate amount of Earnout Shares (and in the case of the historical owners of QualTek, a corresponding number of Earnout Common Units) based on their share of merger consideration received upon consummation of the Business Combination. The Earnout Shares have an estimated fair value of $52.0 million, which was determined by using a Monte Carlo simulation to forecast the future daily price per share of Class A common stock over the earnout period of five years. The earnout triggering events are detailed within the section entitled “The Business Combination Agreement — Consideration to be Received in the Business Combination — The Earnout Shares and Earnout Common Units” within the Proxy Statement.

(N)            Represents the Exchangeable Note Investment expected to be issued on the closing date, including the $24.7 million of cash from the initial PIPE Investment that is now expected to be funded through the Exchangeable Note. The adjustment amounts have been calculated as follows:

(in thousands)	As of December 31, 2021
Investment expected from current Exchangeable Note Subscribers	$100,000
Initial PIPE Investment expected to be funded through Exchangeable Note	24,685
Less: Exchangeable Note financing fees	(8,728)
Total pro forma adjustment	$115,957

(O)            Represents the paydown of $87.6 million of QualTek’s debt associated with their line of credit arrangement outstanding as of December 31, 2021.

Adjustment to Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 are as follows:

(AA) Reflects elimination of interest expense on the QualTek convertible notes for the year ended December 31, 2021.

(BB) Reflects the total estimated transaction costs in the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2021. Transaction costs are reflected as if incurred on January 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations and comprehensive loss. This is a non-recurring item.

(CC) Reflects elimination of investment income on the Trust Account.

(DD) Reflects the adjustment to income tax benefit as a result of the tax impact on pro forma net loss from continuing operations attributable to ROCR at the estimated combined federal and state statutory tax rate of 26.3%.

(EE) Reflects the reclassification of operating and formation costs to general and administrative expenses.

(FF) Represents the allocation of net loss to the non-controlling interests due to the Common Units held by BCP and certain members of QualTek management upon closing. The amounts have been calculated as follows:

(in thousands)	For the Year ended December 31, 2021
Pro Forma Combined Loss from continuing operations	$(111,365)
Pro Forma Combined Income tax benefit	(1,754)
Pro Forma Combined Pre-tax Loss from continuing operations	(113,119)
Retained interest of QualTek equityholders	58%
Pro Forma Combined Loss from continuing operations related to noncontrolling interest	$(65,376)

(GG) Represents the loss on debt extinguishment related to the Company’s expected conversion of the Pre-PIPE Convertible Notes at close. This is a non-recurring item.

(HH) Represents interest expense on the expected Exchangeable Note Investment at close. The adjustment amounts have been calculated as follows:

(in thousands)	For the Year ended December 31, 2021
Interest expense related to Exchangeable Note Investment	$14,650
Amortization of deferred financing fees	1,746
Total pro forma adjustment	$16,396

Interest expense on the Exchangeable Notes has been calculated assuming a 11.75% annual interest rate. A 0.125% change in the estimated interest rate on the variable rate Exchangeable Note Investment would result in an increase or decrease in the pro forma annual interest expense of approximately $0.2 million.

(II)            Reflects the elimination of the line of credit’s interest expense of $2.7 million for the year ended December 31, 2021, assuming the paydown of the line of credit’s outstanding balance in conjunction with the Business Combination as if it occurred on January 1, 2021.

4.	Loss per share

The unaudited pro forma condensed combined basic and diluted net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding at January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Pro forma basic and diluted net loss per share has been prepared using actual redemptions by the Company’s public stockholders of shares of Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account for the period presented.

In accordance with the terms of the Business Combination Agreement, the Earnout Shares will be considered legally issued and outstanding shares of common stock issued to the historical Blocker and QualTek owners, subject to restrictions on transfer and voting described in the section entitled “The Business Combination Agreement — The Earnout Shares and Earnout Common Units” within the Proxy Statement. The 2.3 million Blocker Owner Earnout Shares are entitled to receive, ratably with the other outstanding Class A Common Stock, dividends, and other distributions prior to vesting, at which point they become issued common stock. The 3.8 million Earnout Voting Shares have only voting rights and therefore are not entitled to receive any distributions. For additional information on the Earnout Shares, refer to the section entitled “The Business Combination Agreement — The Earnout Shares and Earnout Common Units” within the Proxy Statement.

Pro forma basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities, as the Blocker Owner Earnout Shares are considered participating securities. The net loss per share amounts is the same for Class A Common Stock and the Blocker Owner Earnout Shares because the holders of each are legally entitled to equal per share earnings, losses, and distributions, whether through dividends or liquidation. Shares of Class B Common Stock do not participate in the earnings or losses of the Combined Company and, therefore, are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B Common Stock under the two-class method has not been presented.

Pro Forma Combined
(in thousands except share and per share data)	For the Year ended December 31, 2021
Pro forma net loss attributable to the controlling interest (in thousands)	$(54,729)
Less: undistributed loss attributable to Class A Earnout Shares	(5,772)
Pro forma loss from continuing operations attributable to common shareholders (in thousands) - basic	$(48,957)
Weighted average common shares outstanding - basic and diluted	19,296,348
Net loss per share - basic and diluted	$(2.54)

Weighted average common shares calculation
Existing QualTek Equity Holders	11,923,939
ROCR Public Shareholders	100,409
Founder Shares	3,283,000
Pre-PIPE Investors	-
PIPE Investors	3,989,000
Weighted average common shares outstanding, basic and diluted	19,296,348

The unaudited pro forma condensed combined financial statements reflect a net loss in the period presented and therefore the effect of the following securities are not included in the calculation of diluted loss per share as including them would have had an anti-dilutive effect:

Pro Forma Combined
Excluded from the calculation(1)
Class B Common Stock	29,538,575
Private Warrants	102,000
Public Warrants	25,102
Exchangeable Notes	12,468,500
Total potentially dilutive shares excluded from calculation	42,134,177

(1)	This table excludes Earnout Voting Shares as the earnout contingency has not been met at period end.

Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF QUALTEK

The following discussion and analysis should be read in conjunction with the audited annual and unaudited interim consolidated financial statements and related notes appearing elsewhere in this amendment to our Current Report on Form 8-K, which was originally filed with the SEC on February 16, 2022 (as originally filed, the “Super 8-K” and, as amended hereby, the “Amended Super 8-K”). This discussion may contain forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the heading entitled “Risk Factors”incorporated by reference into the Super 8-K. Unless the context otherwise requires, references in this section to the “Company,” “we,” “us” or “our” are intended to mean the business and operations of QualTek and its consolidated subsidiaries.

Overview

BCP QualTek Holdco, LLC (“QualTek”), is a leading provider of communication infrastructure services, renewable solutions and grid modernization, delivering a full suite of critical services to major telecommunications and utility customers. The Company has an extensive national footprint and a workforce of over 5,000 people across the United States. We benefit from substantial forecasted growth in 5G infrastructure buildout over the next 5-7 years, which will support a wide variety of attractive end-markets, including smartphones, smart sensors, virtual healthcare, networked cars, and connected utilities. In addition to 5G, our energy-related customers are increasing investment in grid modernization and access to clean energy sources , driving demand for fiber connectivity and solar infrastructure. The Company actively seeks strategic acquisitions to complement its existing portfolio of services or to increase its geographical presence.

We operate in two segments: (i) Telecom and (ii) Renewables & Recovery Logistics. Our Telecom segment provides engineering, construction, installation, network design, project management, site acquisition and maintenance services to major telecommunication, utility, and cable carriers in various locations in the United States. Our Renewables & Recovery Logistics segment provides businesses with continuity and disaster recovery operations as well as new fiber optic construction services, to renewable energy, power and utilities customers across the United States.

The Transaction

On June 16, 2021, QualTek, ROCR, and Merger Subs entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, at the closing of the Business Combination on February 14, 2022, Merger Subs (a newly-formed, wholly-owned, direct subsidiary of ROCR formed solely for purpose of the Merger) merged with and into QualTek (the “QualTek Merger”), with QualTek continuing as the surviving company under the Companies Act following the QualTek Merger, as a wholly-owned subsidiary of ROCR and the separate corporate existence of Merger Subs ceased. Upon completion of the Business Combination, QualTek became the successor registrant with the SEC, meaning that QualTek’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

While the legal acquirer in the Business Combination Agreement is ROCR, for financial accounting and reporting purposes under GAAP, QualTek is the accounting acquirer and the Business Combination was accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of QualTek in many respects. Under this method of accounting, ROCR was treated as the “acquired” company for financial reporting purposes. For accounting purposes, QualTek was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of QualTek (i.e., a capital transaction involving the issuance of stock by ROCR for the stock of QualTek). Accordingly, the consolidated assets, liabilities and results of operations of QualTek became the historical financial statements of the Combined Company, and ROCR’s assets, liabilities and results of operations were consolidated with QualTek’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of QualTek in future reports. The net assets of ROCR were recognized at historical cost (which is consistent with carrying value), with no goodwill or other intangible assets recorded.

As a consequence of the Business Combination, QualTek became the successor to an SEC- registered and Nasdaq-listed company which required QualTek to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. QualTek expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Key Financial and Operating Measures

We monitor the following key financial and operational metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that these financial performance metrics represent the primary drivers of value enhancement, balancing both short- and long-term indicators of increased shareholder value. These are the metrics we use to measure our results and evaluate our business. See “— Results of Operations” for further detail.

	For the Year Ended
(in thousands)	December 31, 2021	December 31, 2020
Revenue	$612,241	$656,524
Net loss	$(110,426)	$(98,087)
Adjusted EBITDA(1)	$60,035	$13,139

(1)	For further information about how we calculate EBITDA and Adjusted EBITDA as well as limitations of its use and a reconciliation of EBITDA and Adjusted EBITDA to net loss, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed in the table above Adjusted EBITDA, which is a non-GAAP financial measure that we calculate as our Net Loss before interest, taxes, depreciation and amortization, management fees, transaction expenses, change in fair value of contingent consideration, impairment of goodwill, loss on legal settlement and loss on extinguishment of convertible notes. The reconciliation of net loss to Adjusted EBITDA is provided below.

We present Adjusted EBITDA as this metric is a key measure used by our management to assess the operating and financial performance of our operations in order to make decisions on the allocation of resources. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of non-cash stock-based compensation; (3) tax payments that may represent a reduction in cash available to us; or (4) net interest expense/income; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP- based financial performance measures, including net loss, cash flow metrics and our GAAP financial results.

The following table provides a reconciliation of net loss from operations to non-GAAP Adjusted EBITDA:

	For the Years Ended
(in thousands)	December 31, 2021	December 31, 2020
Net loss	$(110,426)	$(98,087)
Management fees	889	518
Transaction expenses	3,826	988
Loss on legal settlement	2,600	—
Change in fair value of contingent consideration	(4,780)	(7,081)
Impairment of goodwill	52,487	28,802
Depreciation and amortization	53,675	46,475
Interest expense	50,477	37,659
Loss on extinguishment of convertible notes	2,436	—
Loss from discontinued operations	8,851	3,865
Adjusted EBITDA	$60,035	$13,139

Factors Impacting Our Performance

QualTek’s historical financial performance and future financial performance depends on several factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” incorporated by reference into the Super 8-K.

Acquisitions

As part of our growth strategy, we may acquire companies that expand, complement, or diversify our business. We regularly review opportunities and periodically engage in discussions regarding possible acquisitions.

The Company completed the acquisitions listed below during 2021. These acquisitions have all been accounted for in accordance with FASB ASC Topic 805, Business Combinations, and the operations of the acquired entities are included in our historical results for the periods following the closing of the acquisition. See Note 4: Acquisitions in the audited consolidated financial statements included elsewhere in this filing. The most significant of these acquisitions impacting the comparability of our operating results were:

•	Urban Cable Technology, Inc. On October 15, 2021, pursuant to the Unit Purchase Agreement, the Company purchased 100% of the membership interests of Urban Cable Technology, Inc (“Urban Cable”). The overall consideration transferred was $8.4 million of cash, rollover equity valued at $4.0 million, and contingent consideration with an acquisition date fair value of $3.5 million.

•	Concurrent Acquisition. On August 30, 2021, pursuant to the Unit Purchase Agreement, the Company purchased 100% of the membership interests of Concurrent Group LLC (“Concurrent”). The overall consideration transferred was $13.8 million of cash, rollover equity valued at $6.0 million, acquisition debt of $14.1 million, and contingent consideration with an acquisition date fair value of $7.0 million.

•	Broken Arrow Acquisition. On August 6, 2021, pursuant to the Asset Purchase Agreement, the Company acquired certain assets and liabilities from Broken Arrow Communications, Inc. (“Broken Arrow”). The overall consideration transferred was $5.0 million of cash and contingent consideration with an acquisition date fair value of $7.6 million.

•	Fiber Network Solutions Acquisition. On January 26, 2021, pursuant to the Unit Purchase Agreement, the Company purchased 100% of the membership interests of Fiber Network Solutions, LLC (“FNS”). The overall consideration transferred was $20.1 million of cash, rollover equity valued at $2.0 million, and contingent consideration with an acquisition date fair value of $8.2 million.

Seasonality and Cyclical Nature of Business

Some services provided by the Company are seasonal and vary from market to market in different geographic areas. As a majority of our work is performed in an outdoor environment, adverse weather such as heavy snow or rain or extreme low temperature could affect our performance. Conversely, demand for some services within the Company’s Renewables & Recovery Logistics segment are dependent upon the occurrence of adverse weather events in the summer and fall seasons.

The telecommunication industry has been and likely will continue to be highly cyclical. Fluctuations in demand can be caused by many factors such as new technology adoption, need for higher bandwidth, and change in spending environments. We generally expect growth in our industry given the national roll out of 5G network and home adoption of fiber optic internet. However, the demand can be subject to volatility from factors such as our customers’ access to capital and changes in regional and global economic conditions. For instance, in 2021, we have experienced delays in certain 5G rollout projects, including equipment delays, which has delayed or reduced our anticipated revenue or profits from these projects. The effects of the COVID-19 pandemic could also result in greater seasonal and cyclical volatility than would otherwise exist under normal conditions. Since adverse weather events are more likely to occur in higher frequency and greater severity during winter, our first and fourth quarter results might be impacted by conditions that are out of our control.

Regulations

We are subject to many complex, overlapping local, state and federal laws, rules, regulations, policies and legal interpretations (collectively, “laws and regulations”) in the markets in which we operate. These laws and regulations govern, among other things, consumer protection, state and municipal licensing, privacy and data protection, labor and employment, competition, and marketing and communications practices, to name a few. These laws and regulations will likely have evolving interpretations and applications, and it can often be difficult to predict how such laws and regulations may be applied to our business.

COVID-19 Impact

During the COVID-19 pandemic, our services have mostly been considered essential in nature. As the situation continues to evolve, we are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, in addition to how the COVID-19 pandemic impacts our ability to provide services to our customers. As the COVID-19 pandemic is expected to continue to affect our future business activities for an unknown period of time, we believe there could be impacts to our financial performance. These impacts include lost productivity from governmental permitting approval delays, reduced crew productivity due to social distancing, other mitigation measures or other factors, the health and availability of work crews or other key personnel, including subcontractors or supply chain disruptions, and/or delayed project start dates or project shutdowns or cancellations that may be mandated or requested by governmental authorities or others, all of which could result in lower revenue or higher costs. Additionally, disruptions in economic activity as a result of the COVID-19 pandemic have had, and may continue to have, adverse effects across our end markets. To the extent that future business activities are adversely affected by the pandemic, we intend to take appropriate actions designed to mitigate these impacts. Given the uncertainty regarding the magnitude and duration of the pandemic’s effects, we are unable to predict with specificity or quantify any potential future impact on our business, financial condition and/or results of operations.

Components of Our Results of Operations

Revenue

We generate revenue from engineering, construction, installation, network design, project management, site acquisition, maintenance services, business continuity, disaster recovery operations, and fiber optic construction services in the United States.

Cost of Revenues

Cost of revenues primarily consists of labor, materials, equipment and overhead costs incurred in the services sold in the period as well as insurance costs. Labor and overhead costs consist of direct and indirect service costs, including wages and fringe benefits, and operating expenses. We expect our cost of revenues to continue to change proportionally and remain relatively flat as a percentage of revenue as we scale our business.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related benefit costs for our employees involved in general corporate functions as well as costs associated with the use by these functions of facilities and equipment, such as rent, insurance, and other occupancy expenses. General and administrative expenses also include legal, consulting and professional fees.

Depreciation and Amortization Expenses

Depreciation and amortization expenses primarily consist of depreciation on assets under capital lease, machinery, equipment, vehicles, office furniture, computers, leasehold improvements, software, and amortization of intangible assets. We expect depreciation and amortization expenses to increase for the foreseeable future as we scale our business.

Other Expense, Net

Other expense, net, consists primarily of interest expense, loss on extinguishment of convertible notes, and gain/loss on the sale/ disposal of property and equipment.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

The following table sets forth our consolidated results of operations for the periods presented:

	For the Years Ended December 31,
(in thousands)	2021	2020	($) Change	(%) Change
Revenue	$612,241	$656,524	($44,283)	(6.7)%
Costs and Expenses:
Cost of revenues	502,688	597,583	(94,895)	(15.9)%
General and administrative	50,994	47,049	3,945	8.4%
Transaction expenses	3,826	988	2,838	287.2%
Loss on legal settlement	2,600	—	2,600	100.0%
Change in fair value of contingent consideration	(4,780)	(7,081)	2,301	(32.5)%
Impairment of goodwill	52,487	28,802	23,685	82.2%
Depreciation and amortization	53,675	46,475	7,200	15.5%
Total costs and expenses	661,490	713,816	(52,326)	(7.3)%
Loss from operations	(49,249)	(57,292)	8,043	(14.0)%
Other income (expense):
Gain on sale/disposal of property and equipment	587	729	(142)	(19.5)%
Interest expense	(50,477)	(37,659)	(12,818)	34.0%
Loss on extinguishment of convertible notes	(2,436)	—	(2,436)	(100.0)%
Total other expense	(52,326)	(36,930)	(15,396)	41.7%
Loss from continuing operations	(101,575)	(94,222)	(7,353)	7.8%
Loss from discontinued operations	(8,851)	(3,865)	(4,986)	129.0%
Net loss	$(110,426)	$(98,087)	$12,339	12.6%

Comparison of the Years Ended December 31, 2021 and 2020

Revenue

Revenue decreased by $44.3 million, or 6.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease was primarily driven by a $35.2 million decline in revenue attributable to the significant wind down and descoping of a large customer program and a $92.9 million decline in revenue due to the impact of the COVID-19 pandemic, delays of customers’ spend due to timing of Spectrum auctions, which delayed build plans in 2021, and delays in 3rd party site acquisition providers meeting deadlines, which caused construction start dates to push into subsequent periods. These decreases were partially offset by the acquisitions of FNS, Concurrent, Broken Arrow and Urban Cable in 2021, which contributed $67.9 million in revenues. In addition, revenues for our legacy portion of our Renewables & Recovery Logistics segment increased by approx. $15.9 million year over year.

Cost of Revenues

Cost of revenues decreased by $94.9 million, or 15.9%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Cost of revenues as a percentage of revenue decreased from 91.0% of revenue in 2020 to 82.1% of revenue in 2021. Of the $94.9 million decrease in cost of revenues, $41.0 million is attributable to lower revenue in 2021 and the Company right sizing its operations accordingly. The remaining decrease is attributable to a decline in year over year cost for the loss on an onerous contract in our Telecom segment in 2020, decreased costs caused by the alleviation of COVID-19 pandemic related permit delays, decreased crew- level COVID-19 mitigations costs, reduced government restrictions, and decrease of other inefficiencies in 2021 when compared to 2020.

General and Administrative

General and administrative expenses increased by $3.9 million, or 8.4%, for the year ended December 31, 2021 compared to 2020. This was largely due to a partial year of general and administrative expenses for our 2021 acquisitions of $3.2 million. There were no acquisitions in 2020. The remaining increase was attributable to a higher bonus expense in our Renewables & Recovery Logistics segment.

Transaction Expenses

Transaction expenses increased by $2.8 million, or 287.2%, for the year ended December 31, 2021, compared to 2020. This increase is due to the fact that we closed four acquisitions in 2021 and no acquisitions closed in 2020.

Loss on legal settlement

Loss on legal settlement cost increased by $2.6 million, or 100%, for the year ended December 31, 2021, compared to 2020. This increase is due to the fact that we had one legal settlement with a customer in our Renewables & Recovery Logistics segment in 2021. There were no settlements in 2020.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration decreased by $2.3 million, or 32.5%, for the year ended December 31, 2021, compared to 2020 and is attributed to a decrease in the value of the contingent earnout liabilities related to acquisitions as compared to the original value of contingent consideration at acquisition date.

Impairment of Goodwill

Impairment of goodwill increased by $23.7 million, or 82.2%, for the year ended December 31, 2021, compared to 2020. This was due to an additional decrease to the projected future discounted cash flows for the Wireless reporting unit, which resulted in a carrying value of goodwill in excess of the estimated fair value.

Depreciation and Amortization

Depreciation and amortization expenses increased by $7.2 million, or 15.5%, for the year ended December 31, 2021, compared to 2020. The increase was driven by a partial year of depreciation and amortization recorded for the assets acquired in the four acquisitions in 2021.

Interest Expense

Interest expense increased by $12.8 million, or 34.0%, for the year ended December 31, 2021, compared to 2020. This was due to the addition of the convertible debt instruments in 2021 of $75.0 million. In addition, the Company had a higher average daily line of credit balance in 2021 when compared to 2021.

Review of Operating Segments

Comparison of the Years Ended December 31, 2021 and 2020

	For the Years Ended December 31,
(in thousands)	2021	2020	($) Change	(%) Change
Revenue:
Telecom	$498,221	$587,614	$(89,393)	(15.2)%
Renewables & Recovery Logistics	114,020	68,910	45,110	65.5%
Total revenue	$612,241	$656,524	$(44,283)	(6.7)%
Adjusted EBITDA:
Telecom	$32,542	$2,409	$30,133	1250.9%
Renewables & Recovery Logistics	44,869	28,943	15,926	55.0%
Corporate	(17,376)	(18,213)	837	(4.6)%
Total Adjusted EBITDA	$60,035	$13,139	$46,896	356.9%

Telecom

Revenue

Revenue decreased by $89.4 million, or 15.2%, for the year ended December 31, 2021 compared to 2020. The decrease was primarily driven by a $35.2 million decline in revenue attributable to the significant wind down and descoping of a large customer program and a $92.7 million decline in revenue due to the impact of the COVID-19 pandemic, delays of customers’ spend due to timing of Spectrum auctions, which delayed build plans in 2021, and delays in 3rd party site acquisition providers meeting deadlines, which caused construction start dates to push into subsequent periods. These decreases were partially offset by the acquisitions of Concurrent, Broken Arrow and Urban Cable in 2021, which contributed $38.5 million in revenues.

Adjusted EBITDA

Telecom Adjusted EBITDA increased by $30.1 million, or 1250.9%, for the year ended December 31, 2021 compared to 2020. The $30.1 million increase is primarily related to a $19.4 million improvement in Adjusted EBITDA for the year ended December 31, 2021 when compared to 2021 related to the wind down and descoping of a large customer program in 2021. The remainder of the increase in Adjusted EBITDA in 2021 is attributable to the Company’s focus on improving margin and right sizing of its cost profile to align with current revenue volumes.

Renewables and Recovery Logistics

Revenue

Revenue increased by $45.1 million, or 65.5%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was partially related to the acquisition of FNS in 2021 which had $29.4 million of revenue in 2021. The remaining $15.7 million increase was driven by customer expansion and additional events in 2021 as well as the ability to capitalize on strategic capital investments made in 2021 in the Recovery Logistics reporting unit.

Adjusted EBITDA

Renewables & Recovery Logistics Adjusted EBITDA increased by $15.9 million, or 55.0%, for the year ended December 31, 2021 compared to 2020. The increase was partially related to the acquisition of FNS in 2021 which had Adjusted EBITDA of $5.6 million in 2021 The remaining increase of $10.3 million was driven by an increase in event-based revenue events with higher margins in the year ended December 31, 2021, due to the return on investment from the strategic capital purchases made in 2020.

Liquidity and Capital Resources

We have historically financed our operations primarily through cash flows generated by operations and, as needed, with borrowings under our $103.5 million revolving credit facility with PNC Bank (“PNC Facility”), and Senior Secured Term Credit (“Term Loan”). Our uses of cash have been primarily to fund acquisitions, for the purchase of inventory, payroll, capital expenditures, and payment of our debt obligations and related interest expense. Our most significant contractual obligation for future uses of cash is our Term Loan. As of December 31, 2021, $351.5 million, was outstanding under our Term Loan. On a quarterly basis, the Company is required to make principal payments of $2.4 million plus interest with all unpaid principal and interest due at maturity on July 17, 2025.

We believe that cash expected to be generated from operations and the availability of borrowings under the PNC Facility will be sufficient to fund our working capital requirements and to meet our commitments in the ordinary course of business for at least the next 12 months. For additional information on the Company’s future obligations and commitments see Note 8: Debt and Capital Lease Obligations and Note 12: Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this filing. As of December 31, 2021, we had cash of $6.7 million available under our PNC Facility.

The following table summarizes our cash flows for the periods presented:

	For the Years Ended December 31,
(in thousands)	2021	2020
Net cash (used in) provided by operating Activities from continuing operations	$(17,011)	$14,557
Net cash used in investing activities from continuing operations	(48,030)	(3,927)
Net cash provided by (used in) financing Activities from continuing operations	66,119	(8,751)
Effect of foreign currency exchange rate (translation) on cash	83	59
Net increase (decrease) in cash	$1,982	$(159)

Note:	The following discussions related to our cash flows are presented on a continuing operations basis, which excludes the cash flows from our former operations associated with our Canadian subsidiary within the Telecom segment which are accounted for as discontinued operations. See Note 3 to the consolidated financial statements.

Following the consummation of the business combination, ROCR will be obligated to make payments under the Tax Receivable Agreement. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For more information about these factors, see “Proposal 1: The Business Combination Proposal — Additional Agreements — Tax Receivable Agreement.” However, the Company expects that the payments that it will be required to make in connection with the Tax Receivable Agreement will be substantial. Any payments made under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to ROCR or QualTek. For so long as ROCR is the Managing Member (as defined in the Third Amended and Restated LLCA) of QualTek, ROCR intends to cause QualTek to make ordinary distributions and tax distributions to the holders of QualTek Common Units on a pro rata basis in amounts sufficient to enable ROCR to cover payments under the Tax Receivable Agreement. However, QualTek’s ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, retention of amounts necessary to satisfy the obligations of QualTek and its subsidiaries and restrictions on distributions that would violate any applicable restrictions contained in QualTek’s debt agreements, or any applicable law, or that would have the effect of rendering QualTek insolvent. To the extent ROCR is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Additionally, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial and as a result, could have a substantial negative impact on our liquidity or financial condition.

Comparison of the Years Ended December 31, 2021 and 2020

Operating Activities

Cash used in the Company’s operating activities was $(17.0) million for the year ended December 31, 2021, compared to net cash provided operating activities of $14.6 million for the year ended December 31, 2020. The primary driver of this cash used in operating activities is attributed to an increase in accounts receivable due to the timing of revenues associated with our legacy portion of our Renewables & Recovery Logistics segment period over period, as well as an increase in prepaid expenses related to prepaid equity issuance costs related to the 2022 Business Combination and a decrease in accounts payable and accrued expenses due to the reduction in liabilities attributable to the significant wind down and descoping of a large customer program in the Telecom segment as of December 31, 2021 when compared to December 31, 2022.

Investing Activities

Net cash used in the Company’s investing activities increased to ($48.0) million for the year ended December 31, 2021, from ($3.9) million for the year ended December 31, 2020. The primary driver of the change in cash outflow is attributed to the cash paid related to the FNS, Broken Arrow, Concurrent, and Urban Cable acquisitions.

Financing Activities

Net cash provided by the Company’s financing activities increased to $66.1 million for the year ended December 31, 2021 compared to net cash used in financing activities of ($8.8) million for the year ended December 31, 2020. The primary driver of the change in cash inflows was attributed to $15.4 million in proceeds from the issuance of equity in conjunction with the FNS acquisition, proceeds from convertible notes, and proceeds from the line of credit, net of repayments to finance the Company’s acquisitions.

Contractual Obligations

The following table includes aggregated information about contractual obligations that affect our liquidity and capital needs. As of December 31, 2021, our contractual obligations over the next several periods were as set forth below.

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Line of credit	$87,633	—	87,633	—	—
Term loan	351,481	9,564	19,128	322,789	—
Convertible notes	74,968	74,968	—	—	—
Capital lease obligations	35,163	13,760	17,495	3,837	71
Operating leases	32,066	9,699	12,213	5,030	5,124
Acquisition debt	34,718	34,718	—	—	—
Total	$616,029	142,709	136,469	331,656	5,195

Critical Accounting Policies and Estimates

The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in Note 1: Nature of Business and Summary of Significant Accounting Policies to the consolidated financial statements. The discussion and analysis of our financial conditions and results of operations is based on our consolidated financial statements. These statements have been prepared in accordance with GAAP. In conformity with GAAP, the preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Given that management estimates, by their nature, involve judgement regarding future uncertainties, actual results may differ from these estimates if conditions change or if certain key assumptions used in making these estimates ultimately proven to be inaccurate.

We believe the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our consolidated financial statements.

•	Revenue Recognition

•	Accounts Receivable

•	Concentration of Credit Risk

•	Business Combination

•	Impairment of Goodwill and Long-Lived Assets

•	Income Taxes

Revenue Recognition

The Company recognizes revenue from contracts with customers using the five-step model prescribed in ASC 606. Revenue for engineering, construction, project management, and site acquisition services are primarily recognized by the Company over time utilizing the cost-to-cost measure of progress, which is an input method, on contracts for specific projects, and for certain master service and other service agreements. Revenue for engineering, aerial and underground construction for projects with customer-specified service requirements are primarily performed under master service agreements and other contracts that contain customer-specified service requirements. These agreements include pricing for individual tasks, including, for example, the placement of underground or aerial fiber, directional boring, and fiber splicing, each based on a specific unit of measure. Revenue is recognized over time as services are performed and customers simultaneously receive and consume the benefits provided by the Company. Output measures such as units delivered are utilized to assess progress against specific contractual performance obligations Revenue from fulfillment, maintenance, compliance, and recovery services provided to the telecommunication, cable and utility industries is recognized as the services are rendered. These services are generally performed under master or other service agreements and billed on a contractually agreed price per unit on a work order basis.

Accounts Receivable

The Company’s accounts receivable are due primarily from large telecommunication, cable carriers, and utility companies carriers operating in North America and are carried at original contract amount less an estimate for uncollectible amounts based on historical experience. Contract assets represent revenue recognized for work performed in excess of amounts invoiced to customers. Management determines the allowance for doubtful receivables by regularly evaluating individual customer receivables and considering a customer’s financial conditions and current economic conditions. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

Concentration of Credit Risk

We have established relationships with many leading telecommunication, cable carriers and utility providers. For the years ended December 31, 2021, our customer base was concentrated with the top four customers accounting for approximately 41%, 11%, 13% and 12% of our total revenues with related revenues of $249.4 million, $69.3 million, $78.4 million, and $72.6 million, respectively. Three of these four customers accounted for approximately 27.1%, 17.2%, and 24.2% of our total accounts receivables with related accounts receivable of $56.3 million, $35.8 million, and $50.2 million, respectively, as of December 31, 2021. For the year ended December 31, 2020, our customer base was concentrated with the top two customers accounting for approximately 54% and 18% of our total revenues with related revenues of $356.0 million and $116.4 million, respectively, during 2020. These top two customers accounted for approximately 45.8% and 36.6% of our total accounts receivable with related accounts receivable of $81.8 million and $65.3 million, respectively, as of December 31, 2020.

Business Combination

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that any assets acquired, and liabilities assumed be at their respective fair values on the date of acquisition. Any excess between the purchase price and the fair value of acquired net assets and liabilities assumed is recognized as goodwill. The assumptions made in calculating the fair value of assets acquired and liability assumed in business combinations require several significant judgements and estimates and is subject to revision if additional information, which existed as of the date of acquisition, about the fair values become available during the measurement period of up to 12 months from the acquisition date. The Company will recognize any adjustments to preliminary amounts that are identified during the measurement period in the reporting period in which the adjustments are determined.

Impairment of Goodwill and Long-lived Assets

Goodwill represents the excess purchase price paid to acquire a business over the fair value of net assets acquired. The Company has goodwill and long-lived intangible assets that have been recorded in connection with business acquisitions. We perform our annual impairment review of goodwill and long- lived intangible assets at the reporting unit level in the fourth quarter of each year or when changes in circumstances indicate that the carrying value may not be recoverable. Such circumstances include a significant adverse change in the business climate for one of our reporting units or a decision to dispose of a reporting unit or a significant portion of a reporting unit.

We perform a qualitative assessment to test goodwill for impairment on the first day of the fourth quarter by determining whether it is more likely than not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. Qualitative factors that we consider include, but are not limited to, macroeconomics conditions, customer relations, market conditions, a significant adverse change in legal factors or in the business climate and reporting unit specific events. If, based on the qualitative assessment, we determine a quantitative assessment is necessary, we estimate the fair value of the reporting unit and compare that to its carrying value. To the extent the carrying value exceeds the fair value of a reporting unit, an impairment loss is recorded in an amount equal to that excess. Under our quantitative test, our estimate of fair value is primarily determined using a weighting of fair values derived in equal proportions from the income approach and market approach valuation methodologies. The income approach uses the discounted cash flow method, and the market approach uses the guideline company method. If any impairment exists, we record the impairment to the statement of operations in the period the impairment is recognized.

As of the first day of our fourth quarter in 2021 and 2020, we completed quantitative assessments for our five reporting units and determined that the carrying value exceeded the fair value of one of reporting units in 2021 and two of our reporting units in 2020 within our Telecom segment. As a result, we recorded goodwill impairment charges of $52.5 million and $28.8 million in 2021 and 2020, respectively. The estimated fair value of the Company’s third reporting unit exceeded its carrying value during each reporting period. Significant assumptions used in the determination of the estimated fair values of the reporting units are the estimated future net annual cash flows for each reporting unit, the long-term inflationary growth rate and the discount rate. The estimated future net annual cash flows and long-term inflationary growth rates are dependent on overall market growth rates, the competitive environment, and business activities that impact market share. As a result, the growth rate could be adversely impacted by a sustained deceleration in growth or an increased competitive environment. As of October 3, 2021, the long-term inflationary growth rate utilized to value the reporting units for which we recorded an impairment was 3.0%. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon rates of return available from alternative investments of similar type and quality, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted by adverse changes in the macroeconomic environment and volatility in the equity and debt markets. As of October 3, 2021, the discount rates utilized to value the reporting units for which we recorded an impairment were approximately 12%, which was determined depending on the risk and uncertainty inherent in the respective reporting unit.

As a result of the goodwill impairment charges recorded in 2021 and 2020, goodwill assigned to two reporting units were fully impaired as of December 31, 2021. The remaining reporting units had adequate fair value in excess of carrying value. Any changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and would likely result in a decline in fair value that would trigger future impairment charges of these reporting unit’s goodwill. As of December 31, 2021, the aggregate carrying value of these reporting unit’s goodwill was $28.7 million. For additional information on the impairment charge, see Note 7: Goodwill and Intangible Assets, to our audited consolidated financial statements included elsewhere in this Amended Super 8-K.

We review long-lived assets, which primarily includes finite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value. No impairments have occurred during the years ended December 31, 2021 and 2020. For additional information on the impairment charge, see Note 7: Goodwill and Intangible Assets, to our audited consolidated financial statements included elsewhere in this Amended Super 8-K.

Income Taxes

For tax purposes, we have historically been treated as a partnership for U.S federal and state income tax purposes. As a result, we have not been subject to U.S. federal and state income taxes in most jurisdictions. No provision for income taxes has been made in the consolidated financial statements since all items of income and loss are allocated to the members for inclusion in their respective tax returns. Following this transaction, we will be subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of any taxable income generated by the Partnership that will flow through to its interest holders, including us.

GAAP requires us to recognize tax benefits in an amount that is more likely than not to be sustained by the relevant taxing authority upon examination. We analyze our tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where we are required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, we determine that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the consolidated financial statements. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties, if any, related to uncertain tax positions in our income tax expense.

Emerging Growth Company Status

We qualify as an emerging growth company (“EGC”) pursuant to the provisions of the JOBS Act. For as long as we are an EGC, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and registration statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

In addition, under the JOBS Act, EGCs can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an EGC. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-EGCs and other EGCs that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Recent Accounting Pronouncements

See Note 1: Nature of Business and Summary of Significant Accounting Policies to our consolidated financial statements for more information.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

Our credit facilities provide a $103.5 million revolving line of credit and $380.0 million of term loan debt. The revolving line of credit bears interest at a variable rate based on either LIBOR or a base rate plus an applicable margin with an unused commitment fee paid quarterly. Interest on the outstanding principal amount, payable in arrears monthly, is based on either an elected Base Rate plus an applicable margin (4.75% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable margin (ranging from 2.60% to 2.63% at December 31, 2021), as defined in the agreement. On the term loan, the Company may elect either a Base Rate plus an applicable rate (8.50% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable rate (7.25% at December 31, 2021), as defined in the agreement. As of December 31, 2021, we had $87.6 million and $351.5 million of borrowings outstanding under the revolving facility and term loan, respectively.

Foreign Currency Exchange Risk

Our results of discontinued operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is generated in U.S. dollars. We have limited foreign currency risks related to our revenue and operating expenses denominated in the Canadian Dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements In such agreements, we depend on the counterparty to make payment or otherwise perform. We generally seek to minimize our risk of exposure by limiting to reputable financial institutions the counterparties with which we enter into financial transactions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.